Registration No. 333-
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
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                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

         SEPARATE ACCOUNT VLI
                  of
      THE EQUITABLE OF COLORADO, INC.   Joseph G. Williams Jr., Vice President
         (Exact Name of Trust)             and Associate General Counsel
                                        The Equitable Life Assurance Society
      THE EQUITABLE OF COLORADO, INC.   of the United States
        (Exact Name of Depositor)       1290 Avenue of the Americas, 12th Floor
       370 17th Street, Suite 4950             New York, NY 10104
          Denver, CO 80202              (Name and Address of Agent for Service)
   (Address of Depositor's Principal
          Executive Offices)

                      ----------------------------------
              Telephone Number, Including Area Code: (303) 892-5700
                      ----------------------------------
                  Please send copies of all communications to:
          MARY P. BREEN, ESQ.                 with a copy to:
           Vice President and               THOMAS C. LAUERMAN, ESQ.
      Associate General Counsel          Freedman , Levy, Kroll & Simonds
     The Equitable Life Assurance      1050 Connecticut Avenue, N.W., Suite 825
     Society of the United States             Washington, D.C. 20036
1290 Avenue of the Americas, 12th Floor
           New York, NY 10104
                       ----------------------------------

     Securities Being Registered: Units of Interest in Separate Account VLI
--------------------------------------------------------------------------------
Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

                             SEPARATE ACCOUNT VLI OF

                         THE EQUITABLE OF COLORADO, INC.

                             Reconciliation and Tie

                                IL Protector (SM)

Items of
Form N-8B-2*      Captions in Prospectus

1(a), (b)         How we support the policies' investment options.

2                 Who is Equitable of Colorado?

3                 Inapplicable

4                 How we market the policies.

5,6               How we support the policies' investment options.

7                 Inapplicable**

8                 Inapplicable**

9                 Inapplicable

10(a) How we support the policies' investment options; Your options for receiving policy proceeds; Proceeds payment options; Assigning your policy.

(b)               Determining your policy's value: Your policy's account value;
                  Your policy's value in our variable investment options; How we support the policies' investment options: Our separate account VLI.

(c)(d)            Charges and Expenses you will pay: Changes in charges;
                  Accessing your money: Borrowing from your policy; Making withdrawals from your policy; Surrendering your policy for its net cash surrender value; When the insured person reaches age 100 ("maturity"); Your option to receive a living benefit; More information about procedures that apply to your policy:
                  Requirements for surrender requests; Proceeds Payment Options; Assigning your policy; Payments under our living benefit rider; Dates and prices at which policy events occur.

(e) The minimum amount of premium you must pay--Policy lapse and termination; --Restoring a terminated policy; --No-lapse guarantee and premiums; --No-lapse guarantee test.

(f)               Your voting privileges.

10(g)(1) 10(g)(2) Changes we can make; Your voting privileges.
10(h)(1) 10(h)(2)

10(g)(3) 10(g)(4) Inapplicable**
10(h)(3) 10(h)(4)
_________________
*Registrants include this Reconciliation and Tie in their Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VLI will be an investment company registered under the Investment Company Act of 1940 on a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account keeps its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

**Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate account organized as management companies and unit investment trusts.

10(i) Determining your policy's account value; Tax information; Charges and expenses you will pay; Investment options within your policy; Transferring your money among investment options.

11                What is IL Protector; Investment options within your policy.

12(a)             What is IL Protector?

12(b)             Inapplicable

12(c)             How we support the policies' investment options.

12(d)             How we market our policies.

12(e)             Inapplicable**

13(a) Charges and expenses you will pay; More information on other matters: Deducting policy charges.

13(b), (c), (g)   Inapplicable**

13(d)             Variations among IL Protector policies

13(e), (f)        Inapplicable

14,15 Policy features and Benefits: How you can pay for and contribute to your policy; More information about procedures that apply to your policy: Alternative ways to make premium and loan payments; Dates and prices at which policy events occur; Policy issuance.

16 More information on other matters: How we support the policies' investment options; Determining your policy's value:
                  Your account value; Transferring your money among investment options; Accessing your money.

17(a),(b)         Captions referenced under Items 10 (c), (d) and (e) above.

17(c)             Inapplicable**

18(a)             Policy features and benefits: Determining your policy's value

18(b), (d)        Inapplicable

18(c)             Tax Information:  Our taxes.

19 More information about other matters: Reports we will send you; Your voting privileges.

20(a) Captions referenced under Items 10(g)(1), 10(g)(2), 10(h)(1) and 10(h)(2).

20(b), 20(c),
20(d), 20(e),
20(f)             Inapplicable

21(a), 21(b)      Accessing your money: Borrowing from your policy.

21(c)             Inapplicable**

22 More information on other matters: Suicide and certain misstatements; When we pay policy proceeds; --Delay to challenge coverage.

23                Inapplicable

24                All prospectus captions.

25                Who is Equitable of Colorado?

26(a), 26(b)      Inapplicable**

27 Who is Equitable of Colorado?; More information on other matters: How we market the policies.

28 More information on other matters: Directors and principal officers.

29                Who is Equitable of Colorado?

30                Inapplicable

31, 32, 33, 34    Inapplicable**

35 More information about other matters: Insurance regulation that applies to Equitable of Colorado.

36                Inapplicable**

37                Inapplicable**

38 More information on other matters: How we market the policies.

39(a)             Who is Equitable of Colorado?

39(b) More information on other matters: How we market the policies.

40(a)             Inapplicable** (But see More information on other matters:
                  How we market the policies.

40(b)             Inapplicable

41(a) Who is Equitable of Colorado?; More information on other matters: How we market the policies.

41(b),41(c),42    Inapplicable**

43                Inapplicable

44 (a) (1)        Policy features and benefits:  Determining your policy's
                  value.

44 (a) (2)        More information on other matters: How we support
                  the policies' investment options; Our general account;
                  Transfers of your account value; Telephone requests;
                  Determining your policy's value: Your account value; Your policy's value in our variable investment options; Your policy's value in our guaranteed interest option; Accessing your money; When the insured person reaches age 100
                  ("Maturity"); About your Life Insurance benefit.

44(a)(3) Determining your policy's value: Transferring your money among investment options; Accessing your money.

44(a)(4)          Tax Information.

44(a)(5) Charges and expenses you will pay; More information on other matters: Deducting policy charges.

44(a)(6) Determining your policy's value: Your account value; More information about other matters; How we support the policies' investment options; Transfers of our account value; Deducting policy charges; Charges and expenses you will pay.

44(b)             Inapplicable**

44(c) Charges and expenses you will pay: changes in charges; More information on other matters: Changes we can make.

45                Inapplicable

46(a)             Captions referenced under Item 44(a) above.

46(b)             Inapplicable**

47,48,49          Inapplicable

50 More information on other matters: How we support the policies' investment options.

51(a)-(j)         Inapplicable**

52(a), (c)        More information on other matters: Changes we can make.

52(b), (d)        Inapplicable

53(a)             Tax  information:  Our taxes.

54(b), 54         Inapplicable

55                Inapplicable**

56-59             Inapplicable**

[Outside Wrapper]

                                 IL PROTECTOR(R)
                A flexible premium variable life insurance policy
                                   April 1, 1999
                           Equitable of Colorado Logo



















This booklet is called a "prospectus." It describes many aspects of an IL Protector policy, but this prospectus is not itself a policy. The policy is the actual contract that determines your benefits and obligations under IL Protector. For readability, this prospectus sometimes uses different words than the policy. Your Equitable of Colorado associate can provide any further explanation about your policy.

Your Equitable of Colorado associate can provide you with information about all forms of life insurance available from us and help you decide which may best meet your needs. Replacing existing insurance with IL Protector or another policy may not be to your advantage.

       Copyright 1999 The Equitable of Colorado, Inc. All rights reserved.
                IL Protector(R) is a registered Service Mark of
           The Equitable Life Assurance Society of the United States.

                                                                   [Front Cover]

                                 IL PROTECTOR(R)
                A flexible premium variable life insurance policy
                          Prospectus dated April 1, 1999
                           Equitable of Colorado Logo


      Please read this prospectus and keep it for future reference. It contains important information that you should know before purchasing, or taking any other action under a policy. Also, at the end of this prospectus you will find attached the prospectuses for The Hudson River Trust and EQ Advisors Trust, which contain important information about any Portfolios you may be interested in.

WHAT IS IL PROTECTOR? IL Protector provides life insurance coverage, plus the opportunity for you to earn a return in our guaranteed interest option and/or one or more of the following variable investment options:

---------------------------------------------------------------------------------------------------------------
FIXED INCOME OPTIONS:                   EQUITY OPTIONS:                              ASSET ALLOCATION OPTIONS:
-------------------------     ---------------------------------------------------    --------------------------

Domestic Fixed Income         Domestic Equity          International Equity          o Alliance Conservative
---------------------         ---------------          --------------------            Investors
  o Alliance Money Market       o T. Rowe Price Equity   o Alliance Global           o EQ/Putnam Balanced
  o Alliance Intermediate         Income                 o Alliance International    o Alliance Balanced
    Government Securities       o EQ/Putnam Growth &     o T. Rowe Price             o Alliance Growth
  o Alliance Quality Bond         Income Value             International Stock         Investors
                                o Alliance Growth &      o Morgan Stanley            o Merrill Lynch World
Aggressive Fixed Income           Income                   Emerging Markets            Strategy
-----------------------         o Alliance Equity          Equity
  o Alliance High Yield           Index                Aggressive Equity
                                o Merrill Lynch Basic  -----------------
                                  Value Equity         o Alliance Aggressive
                                o Alliance Common            Stock
                                  Stock                o Warburg Pincus Small
                                o MFS Research             Company Value
                                                       o Alliance Small Cap
                                                           Growth
                                                       o MFS Emerging
                                                           Growth Companieso

---------------------------------------------------------------------------------------------------------------

Amounts that you allocate under your policy to one of the variable investment options are invested in a corresponding "Portfolio" that is part of one of the following two mutual funds: The Hudson River Trust or the EQ Advisors Trust. Your investment results in any such variable option will depend on those of the related Portfolio. Any gains will generally be tax-deferred and the life insurance benefits we pay if the policy's insured person dies will generally be income tax-free.

         Other choices you have. You have considerable flexibility to tailor the policy to your needs. For example, subject to our rules, you can (1) choose when and how much you contribute (as "premiums") to your policy, (2) pay specified minimum premium amounts to guarantee that your insurance coverage will continue for a number of years, regardless of investment performance, (3) borrow or withdraw amounts you have accumulated, (4) change the amount of insurance coverage, (5) choose whether the life insurance benefit we pay if the insured person dies will be increased by the amounts you then have in your policy's investment options, (6) elect to receive an insurance benefit if the insured person becomes terminally ill, and (7) add or delete certain optional benefits that we offer by "riders" to your policy.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                             [Inside of Front Cover]

WHO IS EQUITABLE OF COLORADO? The IL Protector policies are issued by The Equitable of Colorado, Inc. ("Equitable of Colorado"). Equitable of Colorado was established in 1984 as a Colorado stock life insurance company. Equitable of Colorado is a wholly owned subsidiary of The Equitable Life Assurance Society of the United States ("Equitable Life"). Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. Equitable Life is a wholly-owned subsidiary of The Equitable Companies, Inc. ("Equitable Companies"), whose majority shareholder is AXA, a French insurance holding company. As a majority shareholder, and under its other arrangements with Equitable of Colorado, Equitable Life and Equitable Companies, AXA exercises significant influence over the operations and capital structure of Equitable Companies and its subsidiaries. Equitable of Colorado's related companies, however, have no legal responsibility to pay amounts that Equitable of Colorado owes under the policies.

Equitable Companies and its subsidiaries, including Equitable of Colorado, managed over $_______ billion in assets as of December 31, 1998. Equitable of Colorado is authorized to sell life insurance in forty-six states, and annuities in twenty-one states. Our home office is located at 370 17th Street, Denver, Colorado 80202.

HOW TO REACH US. To obtain (1) any forms you need for communicating with us, (2) unit values and other values under your policy, and (3) any other information or materials that we provide in connection with your policy or the Portfolios, you can contact us


BY MAIL:                                  BY EXPRESS DELIVERY:                     BY TOLL-FREE PHONE: 1-888-855-5100
at the Post Office Box for our            At the Street Address for our            (automated voice response system available
Administrative Office specified in your   Administrative Office specified in       weekdays 7 AM to 9 PM, Eastern Time)
policy.                                   your __________ .                        (Customer service representative available
BY E-MAIL: _________________              BY FAX:  1-704-540-9714                  weekdays 8 AM to 9 PM, Eastern Time)

Our web site (www.____________) can also provide information; some of the forms listed below are available for you to print out through our web site. You may also contact your Equitable of Colorado associate for help in obtaining what you need and exercising your rights and privileges under your policy.

The following types of communications must be on specific forms that we provide for each purpose: (1) request for automatic transfer service; and (2) authorization for telephone transfers by a person who is not also the insured person; and (3) request for asset rebalancing service. We also have specific forms that we recommend you use for the following: (a) policy surrenders; (b) address changes; (c) beneficiary changes; (d) transfers between investment options; and (e) changes in premium allocation percentages.

Except for properly authorized telephone transactions, any notice or request that does not use our standard form must be in writing dated and signed by you and should also specify your name, the insured person's name (if different), your policy number, and adequate details about the notice you wish to give or other action you wish us to take. For information about transaction requests you can make by phone, see "Telephone Transfers" on page __ and "Telephone Requests" on page __ of this prospectus.

The proper person to sign notices and requests would normally be the owner or any other person that our procedures permit to exercise the right or privilege in question. If there are joint owners both must sign. Any irrevocable beneficiary or assignee that we have on our records also must sign certain types of requests.

You should send all requests, and notices to our Administrative Office at the above addresses. We will also accept requests and notices by fax at the above number, if we believe them to be genuine. We reserve the right, however, to require an original signature before acting on any faxed item. You must send premium payments after the first one to our Administrative Office at the above addresses; except that you should send any premiums for which we have billed you to the address on the billing notice.

                           CONTENTS OF THIS PROSPECTUS

                                                                    PAGE IN THIS
                                                                      PROSPECTUS
                                                                    ------------
WHAT IS IL PROTECTOR?
WHO IS EQUITABLE OF COLORADO?
HOW TO REACH US
CHARGES AND EXPENSES YOU WILL PAY
RISK/REWARD CONSIDERATIONS
POLICY FEATURES AND BENEFITS

     How You Can Pay For and Contribute to Your Policy
     The Minimum Amount of Premiums You Must Pay
     Investment Options Within Your Policy
     About Your Life Insurance Benefit
     You Can Change Your Policy's Insured Person
     You Can Increase or Decrease Your Insurance Coverage
     Other Benefits You Can Add by Rider
     Your Options For Receiving Policy Proceeds
     Your Right to Cancel Within a Certain Number of Days
     Variations Among IL Protector Policies
DETERMINING YOUR POLICY'S VALUE
     Your Account Value
TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS
     Transfers You Can Make
     Telephone Transfers
     Our Automatic Transfer Service
     Our Asset Rebalancing Service
ACCESSING YOUR MONEY
     Borrowing From Your Policy
     Making Withdrawals From Your Policy
     Surrendering Your Policy for its Net Cash Surrender Value
     When the Insured Person Reaches Age 100 ("Maturity")
     Your Option to Receive a Living Benefit
TAX INFORMATION
     Basic Tax Treatment For You and Your Beneficiary
     Tax Treatment of Distributions to You
     Tax Treatment of Living Benefit Rider
     Effect of Policy on Interest Deductions Taken by Business Entities Requirement That We Diversify Investments
     Estate, Gift, and Generation-Skipping Taxes
     Pension and Profit Sharing Plans
     Other Employee Benefit Programs
     ERISA
     Our Taxes
     When We Withhold Taxes From Policy Proceeds
     Possibility of Future Tax Changes
MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY
     Alternative Ways to Make Premium and Loan Payments
     Requirements for Surrender Requests
     Proceeds Payment Options
     Assigning Your Policy
     Payments Under Our Living Benefit Rider

    Dates and Prices at Which Policy Events Occur
     Policy Issuance
     Gender-neutral Policies
MORE INFORMATION ABOUT OTHER MATTERS
FINANCIAL STATEMENTS OF EQUITABLE OF COLORADO AND SEPARATE ACCOUNT VLI
APPENDICES
     I -- Investment Performance Record
    II -- Our Data on Market Performance
   III -- An Index of Key Words and Phrases

THE HUDSON RIVER TRUST PROSPECTUS (follows after page __ of this prospectus, but is not a part of this prospectus)

EQ ADVISORS TRUST PROSPECTUS (follows after page __ of The Hudson River Trust
     Prospectus, but is not a part of that prospectus or this prospectus.)
















WHEN WE ADDRESS THE READER OF THIS PROSPECTUS WITH WORDS SUCH AS "YOU" AND "YOUR", WE MEAN THE PERSON WHO HAS THE RIGHT OR RESPONSIBILITY THAT THE PROSPECTUS IS DISCUSSING AT THAT POINT. THIS USUALLY IS THE POLICY'S OWNER. WHEN WE USE THE WORD "STATE," WE ALSO MEAN ANY OTHER LOCAL JURISDICTION WHOSE LAWS OR REGULATIONS AFFECT A POLICY.

EQUITABLE OF COLORADO DOES NOT SELL IL PROTECTOR IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER IL PROTECTOR ANYWHERE THAT SUCH OFFERS ARE NOT LAWFUL. EQUITABLE OF COLORADO DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION ABOUT THE OFFERING OTHER THAN THAT CONTAINED OR INCORPORATED IN THIS PROSPECTUS, IN ANY CURRENT SUPPLEMENTS THERETO, OR IN ANY RELATED SALES MATERIALS AUTHORIZED BY EQUITABLE OF COLORADO.

CHARGES AND EXPENSES YOU WILL PAY

This table shows the charges that we deduct under the terms of your policy. For more information, see "Deducting Policy Charges" beginning on page __ below.

----------------------------------------------------------------------------------------------------------------------
                                               TABLE OF POLICY CHARGES
----------------------------------------------------------------------------------------------------------------------

DEDUCTIONS WE TAKE FROM AMOUNTS YOU CONTRIBUTE TO YOUR POLICY:

     Sales charge........................................    6% of each premium payment you make

     Charge for state taxes on premiums....................  Ranges from 0.50% to 5% (depending on state) of each payment you make

----------------------------------------------------------------------------------------------------------------------
DEDUCTIONS WE TAKE FROM YOUR POLICY'S VALUE EACH MONTH:

     Administrative charge...............................    $25 in each of your policy's first 12 months
                                                             $6 in each subsequent month (which we may increase up
                                                             to $10)

     Cost of insurance charges and
        optional rider charges...........................    Amount varies depending on the specifics of your policy(1)

----------------------------------------------------------------------------------------------------------------------
DEDUCTION WE TAKE FROM YOUR POLICY'S INVESTMENT PERFORMANCE EACH DAY:

     Mortality and expense risk charge...................    .80% (effective annual rate) of the value you have in
                                                             our variable investment options(2)

----------------------------------------------------------------------------------------------------------------------

DEDUCTIONS WE TAKE AT THE TIME OF THE FOLLOWING TRANSACTIONS YOU CAN REQUEST:

      Surrender (turning in) of your policy
        during its first 15 years........................    A surrender charge equal to the smaller of (a) 66% of
                                                             one "target premium"(3) (or less for surrenders after the
                                                             ninth year) (4) or (b) 24% of all premium payments you
                                                             make in the first year up to the target premium, plus
                                                             3% of all additional premiums paid in that year or
                                                             subsequently.  (We will also deduct the amount of
                                                             surrender charge remaining for any face amount
                                                             increases, as discussed immediately below.)




----------------------------
(1) See "Monthly cost of insurance charge" on page __ below and "Other Benefits You Can Add by Rider" on page __ below. The Illustrations of Policy Benefits that your Equitable associatewill provide will illustrate the impact of the actual current and maximum ratesof these and any other charges, based on various assumptions.

(2) This charge does not apply to amounts in our guaranteed interest option.

(3) The "target premium" is actuarially determined for each policy, based on that policy's particular characteristics.

(4) Begining in your policy's tenth year, this amount declines at a constant rate each month until no surrender charge applies to surrenders made after the policy's 15th year. The maximum amount of surrender charge under clause
    (a) will be set forth in your policy.

      Surrender of your policy during the first 15 years
       after you have increased your policy's
       face amount(5)......................................  An amount of surrender charge that we will compute on essentially the same basis as if each such face amount
                                                             increase had been a separate, newly-issued IL Protector
                                                             policy.(6)  For this purpose, we consider that a portion
                                                             of each additional premium you pay is for the
                                                             increase.)

     Requested decrease in your policy's face amount.....    A pro-rata portion of the full surrender charge
                                                             that would apply to a surrender at the time of the
                                                             decrease

     Change of your policy's insured person..............    $100

     Election to add "living benefit" rider after policy
       issue.............................................    $100

     Exercise of option to receive a "living benefit"....    Up to $250

     Transfers among investment options..................    $0 for each of the first 12 transfers per year (which
                                                             we may increase up to $25) and $25 for each additional
                                                             transfer in the same year7

     Partial withdrawal..................................    $25 (or, if less, 2% of the withdrawal)

     Increase in your policy's face amount...............    $1.50 for each $1000 of the increase (but not more than
                                                             $240 in total)

----------------------------------------------------------------------------------------------------------------------











-----------------------------

(5) The "face amount" is the basic amount of insurance coverage under your policy.

(6) This additional surrender charge, however, applies only to the amount (if any) by which the increase causes the face amount to exceed its highest previous amount. See "Surrender Charge" on page __ below.

(7) No charge, however, would ever apply to a transfer of all of your variable investment option amounts to our guaranteed interest option.


YOU ALSO BEAR YOUR PROPORTIONATE SHARE OF ALL FEES AND EXPENSES PAID BY A "PORTFOLIO" THAT CORRESPONDS TO ANY VARIABLE INVESTMENT OPTION YOU ARE USING:

This table shows the fees and expenses paid by each Portfolio for the year ended December 31, 1998. These fees and expenses are reflected in value of the Portfolio's net assets each day. Therefore, they reduce the investment return of the Portfolio and of the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. All figures are expressed as an annual percentage of each Portfolio's daily average net assets.

-------------------------------------------------------------------------------------------------------------------------------
                                                                              1998 FEES AND EXPENSES
                                                    ---------------------------------------------------------------------------

PORTFOLIOS THAT ARE PART OF THE HUDSON RIVER TRUST       MANAGEMENT FEE           OTHER EXPENSES       TOTAL ANNUAL EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
Alliance Money Market
Alliance Intermediate Government Securities
Alliance Quality Bond
Alliance High Yield
Alliance Growth & Income
Alliance Equity Index
Alliance Common Stock
Alliance Global
Alliance International
Alliance Aggressive Stock
Alliance Small Cap Growth
Alliance Conservative Investors
Alliance Balanced
Alliance Growth Investors

                                                       ------------------------------------------------------------------------
                                                                               1998 FEES AND EXPENSES
                                                       ------------------------------------------------------------------------

PORTFOLIOS THAT ARE PART OF THE EQ ADVISORS TRUST                                                                 TOTAL
                                                        MANAGEMENT FEE       12B-1 FEES    OTHER EXPENSES*   ANNUAL EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Equity Income
EQ/Putnam Growth & Income Value
Merrill Lynch Basic Value Equity
MFS Research
T. Rowe Price International Stock
Morgan Stanley Emerging Markets Equity
Warburg Pincus Small Company Value
MFS Emerging Growth Companies
EQ/Putnam Balanced
Merrill Lynch World Strategy

-------------------
* After fee waivers or assumptions by EQ Advisors Trust's manager pursuant to an expense limitation agreement. See the attached
EQ Advisors Trust prospectus.

-------------------------------------------------------------------------------------------------------------------------------


HOW WE ALLOCATE CHARGES AMONG YOUR INVESTMENT OPTIONS

      In your application for a policy, you tell us from which investment options you want us to take the policy's monthly deductions as they fall due. You can change these instructions at any time. If we cannot deduct the charge as your most current instructions direct, we will allocate the deduction among your investment options proportionately to your value in each.

CHANGES IN CHARGES

      We reserve the right in the future to (1) make a periodic charge for certain taxes or reserves set aside for taxes (see "Our Taxes" on page ___ below), (2) make a charge for any illustration of how your policy's values could change over time, if you request more than one illustration in the same year, or
(3) make a charge for our asset rebalancing service.

         Any changes that we make in our current charges or charge rates will be by class of insured person and will be based on changes in future expectations about such factors as investment earnings, mortality experience, the length of time policies will remain in effect, premium payments, expenses and taxes. Any changes in charges may apply to then outstanding policies, as well as to new policies, but we will not raise any charges above any maximums discussed in this prospectus.

RISKS YOU SHOULD CONSIDER

      Some of the principal risks of investing in a policy are as follows:

      o If the investment options you choose perform poorly, you could lose some or all of your money.

      o If the investment options you choose do not make enough money to pay for the policy charges, you could have to pay more premiums to keep your policy from terminating.

      o     Within limits, we can increase certain charges without your consent.

      o You may have to pay a surrender charge if you wish to discontinue some or all of your insurance coverage under a policy.

Your policy permits other transactions that also have risks. These and other risks and benefits of investing in a policy are discussed in detail throughout this prospectus.

POLICY FEATURES AND BENEFITS

HOW YOU CAN PAY FOR AND CONTRIBUTE TO YOUR POLICY

      Premium payments. We call the amounts you contribute to your policy "premiums" or "premium payments." The amount we require as your first premium varies depending on the specifics of your policy and the insured person. Each subsequent premium payment must be at least $100, although we can increase this minimum if we give you advance notice. (Policies issued in some states or automatic premium payment plans may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

[Side bar: You can generally pay premiums at such times and in such amounts as you like, so long as (i) you pay enough to cover the charges we deduct and (ii) you don't exceed certain limits determined by the federal income tax laws applicable to life insurance.]

      Limits on premium payments. The federal tax law definition of "life insurance" limits your ability to pay certain high levels of premiums (relative to the amount of your policy's insurance coverage). If your premium payments exceed certain other amounts specified under the Internal Revenue Code, your policy will become a "modified endowment contract," which may subject you to additional taxes and penalties on any distributions from your policy. These tax law premium limits are summarized further under "Tax Information" beginning on page __ below. We may return to you any premium payments that would exceed those limits.

      The Illustrations of Policy Benefits that your Equitable of Colorado associate will provide you show how much premiums you could pay, based on various assumptions, without exceeding these tax law limits. The tax law limits can change as a result of certain changes you make under your policy. For example, a reduction in the face amount of your policy may reduce the amount of premiums that you can pay.

      At any time when your policy's account value is high enough that the alternative death benefit discussed on page ___ below would apply, we reserve the right to limit the amount of any premiums that you pay, unless the insured person provides us with adequate evidence that he/she continues to meet our requirements for issuing insurance. The requirement for such evidence, however, would apply only to the amounts of premiums you paid in any year of your policy that exceeds your annual no-lapse guarantee premium or your annual planned periodic premium (whichever is greater). Planned periodic premiums are discussed immediately below, and no-lapse guarantee premiums are discussed below on page
___.

      Planned periodic premiums. Page __ of your policy will specify a "planned periodic premium." This is the amount that you request us to bill you. However, payment of these or any other specific amounts of premiums is not mandatory. You need to pay only enough premiums to ensure that your policy has enough "net cash surrender value" to cover your policy's monthly charges as they fall due or that your no-lapse guarantee (discussed below) remains in effect. ("Net cash surrender value" is explained under "Surrendering Your Policy For its Net Cash Surrender Value" on page __ below.)

      Checks and money orders. Premiums generally must be paid by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Equitable of Colorado." See "Alternative Ways to Make Premium and Loan Repayments" on page __ below.

THE MINIMUM AMOUNT OF PREMIUMS YOU MUST PAY

      Policy "lapse" and termination. Your policy will lapse if it does not have enough net cash surrender value to pay the monthly charges when due and the no lapse guarantee is not then in effect. We will mail a notice to you at your last known address if your policy lapses. You will have a 61 day grace period to pay at least an amount prescribed in your policy, which would be enough to keep your policy in force for approximately three months. You may not make any transfers or request any other policy changes during a grace period. If we do not receive your payment by the end of the grace period, your policy (and all riders to the policy) will terminate without value and all coverage under your policy will cease. We will mail an additional notice to you if your policy terminates.

[Side bar: Your policy will terminate if you don't pay enough premiums either to pay the charges we deduct or to keep the no-lapse guarantee in effect. However, we will first send you a notice and give you a chance to cure any shortfall.]

      You may owe taxes if your policy terminates while you have a loan outstanding, even though you receive no additional money from your policy at that time. See "Tax Information," beginning on page __ below.

      Restoring a terminated policy. To have your policy "restored" (put back in force), you must apply within six months after the date of termination. In some states, you may have a longer period of time. You must also present evidence that the insured person still meets our requirements for issuing coverage and pay at least the amount of premium that we require. Your policy contains additional information about the minimum amount of this premium and about the values and terms of the policy after it is restored.

      No-lapse guarantee and premiums. Page __ of your policy will specify a "no-lapse guarantee premium." Payment of the no-lapse guarantee premiums is not required. However, we measure the actual premiums you have paid against the no-lapse guarantee premiums to see if the no-lapse guarantee provision will prevent a policy from lapsing. For more detail about how we do this, see "No lapse guarantee test" below. The no-lapse guarantee provision, however, will not prevent your policy from lapsing if you have an outstanding policy loan.

[Side bar: In most states, if you pay at least certain prescribed amounts of premiums, and limit your policy loans, your policy will not lapse for a number of years, even if the value in your policy becomes insufficient to pay the monthly charges.]

      In most states, the no lapse guarantee provision will last for the first twenty years of your policy if the insured person was age 59 or younger when the policy was issued, and for the first fifteen years in the case of other issue ages. In some states, however, the no-lapse guarantee is unavailable or limited to a much shorter period of time. Any such variations will appear on page 3 of your policy.

      We will bill you only for planned periodic premiums. Therefore, if you want to be billed for your no-lapse guarantee premium, you should select that option in your application for a policy. Your planned periodic premium will then be your no-lapse guarantee premium.

      No-lapse guarantee test. If your policy's net cash surrender value is not sufficient to pay a monthly deduction that has become due, we check to see if the cumulative amount of premiums that you have paid to date at least equals the cumulative no-lapse guarantee premiums due to date. So long as at least this amount has been paid, your policy will not lapse.

      The amount of premiums you must pay to maintain the no-lapse guarantee will be increased by the cumulative amount of any partial withdrawals you have taken from your policy. When we calculate these cumulative amounts of premiums, no-lapse guarantee premiums, and withdrawals, we compound each amount at a 4% annual interest rate from the date of the transaction (for a no-lapse guarantee premium, the due date) through the date of the calculation. This interest rate is purely hypothetical, however, and does not necessarily bear any relation to the returns you will actually earn or any loan interest you will actually pay.

      The amount of the no-lapse guarantee premium set forth in your policy is actuarially determined at policy issuance and depends on the age and other insurance risk characteristics of the insured person, as well as the amount and nature of the coverage you select. The no-lapse guarantee premiums may change if you make policy changes that increase or decrease the face amount of the policy or a rider, add or eliminate a rider, or if there is a change in the insured person's risk characteristics. Certain additional benefit riders will cause the no-lapse guarantee to increase each year. We will send you a new policy page showing any change in your no-lapse guarantee premium. Any change will be prospective only, and no change will extend the no-lapse period beyond its original number of years.

INVESTMENT OPTIONS WITHIN YOUR POLICY

      We will initially allocate all of your policy's value to our Alliance Money Market investment option. On the twenty-first day after your policy's issue date, (the "Allocation Date"), we will re-allocate that investment in accordance with your premium allocation instructions then in effect. You give such instructions in your application to purchase a policy. You can change the premium allocation percentages at any time, but this will not affect any prior allocations. The allocation percentages that you specify must always be in whole numbers and total exactly 100%.

      Variable investment options. The 24 variable investment options currently available are listed on the front cover of this prospectus. The investment results you will achieve in any one of these options will depend on the investment performance of a corresponding Portfolio that shares the same name as that option.

The advisers who make the investment decisions for the Portfolio that corresponds to each variable investment option are as follows:

[Side bar:  You can choose among 24 variable investment options]

          Alliance Capital Management L.P. (for each "Alliance" option)
          T. Rowe Price Associates, Inc. and
          Rowe Price-Fleming International, Inc.(for both "T. Rowe Price"
               options)
          Putnam Investment Management, Inc. (for both "EQ/Putnam" options) Merrill Lynch Asset Management L.P. (for both "Merrill Lynch" options) Massachusetts Financial Services Company (for both "MFS" options) Morgan Stanley Asset Management Inc. (for the "Morgan Stanley" option) Warburg Pincus Asset Management, Inc. (for the "Warburg Pincus"
               option)

      The Portfolio that corresponds to each variable investment option that has "Alliance" in its name is a part of The Hudson River Trust. Each other Portfolio is a part of EQ Advisors Trust. EQ Financial Consultants, Inc., a subsidiary of Equitable Life and an affiliate of Equitable of Colorado, serves as investment manager of the EQ Advisers Trust. As such, EQ Financial Consultants oversees the activities of the above-listed advisers with respect to EQ Advisers Trust and is responsible for retaining or discontinuing the services of those advisers. You will find other important information about each Portfolio in the separate prospectuses for The Hudson River Trust and EQ Advisors Trust attached at the end of this prospectus. We may add or delete variable investment options or Portfolios at any time.

      Guaranteed interest option. You can also allocate some or all of your policy's value to our guaranteed interest option. We, in turn, invest such amounts as part of our general assets. For each year of your policy, we declare a fixed rate of interest on amounts you allocate to our guaranteed interest option.

[Side-bar: We will pay at least 4% annual interest on our guaranteed interest option.]

ABOUT YOUR LIFE INSURANCE BENEFIT

      Your policy's face amount. In your application to buy an IL Protector policy, you tell us how much insurance coverage you want on the life of the insured person. We call this the "face amount" of the policy. $50,000 is the smallest amount of coverage you can request.

[Side-bar: If the insured person dies, we pay a life insurance benefit to the "beneficiary" you have named. The amount we pay depends on whether you have chosen death benefit Option A or death benefit Option B.]

         Your policy's "death benefit" options. In your policy application, you also choose whether the basic amount (or "benefit") we will pay if the insured person dies is

      o Option A - THE POLICY'S FACE AMOUNT on the date of the insured person's death. The amount of this death benefit doesn't change over time, unless you take any action that changes the policy's face amount;

                                     - or -

      o Option B - THE FACE AMOUNT PLUS THE POLICY'S "ACCOUNT VALUE" on the date of death. Under this option, the amount of death benefit generally changes from day to day, because many factors

            (including investment performance, charges, premium payments and withdrawals) affect your policy's account value.

[Side bar: Your policy's "account value" is the total amount that at any time is earning interest for you or being credited with investment gains and losses under your policy. (Account value is discussed in more detail under "Determining Your Policy's Value" beginning on page __ below.)]

      Under Option B, your policy's death benefit will tend to be higher than under Option A. As a result, the monthly insurance charge we deduct will also be higher, to compensate us for our additional risk.

      Alternative higher death benefit in limited cases. Your policy is designed to always provide a minimum level of insurance protection relative to your policy's account value. Thus, we will automatically pay an alternative death benefit if it is HIGHER than the basic Option A or Option B death benefit you have selected. This alternative death benefit is computed by multiplying your policy's account value on the insured person's date of death by a percentage specified in your policy. The percentage depends on the insured person's age. Representative percentages are as follows:

[Side bar: If the value in your policy is high enough, relative to the face amount, the life insurance benefit will automatically be greater than the Option A or Option B death benefit you have selected.]

   Age:*     40 or Under         45         50         55         60          65         70      75 to 95      100
    %:            250%          215%       185%       150%       130%        120%       115%       105%        100%

*  For the then-current policy year.


      This higher alternative death benefit exposes us to greater insurance risk than the regular Option A and B death benefits. Because the cost of insurance charges we make under your policy are based in part on the amount of our risk, you will pay higher cost of insurance charges for any periods during which the higher alternative death benefit is the operative one.

      Other adjustments to death benefit. We will increase the death benefit proceeds by the amount of any other benefits we owe upon the insured person's death under any optional riders you have chosen.

      We will reduce the death benefit proceeds by the amount of any remaining policy loans and unpaid loan interest, as well as any amount of monthly charges under the policy that have become due but have not been paid because of insufficient value in the policy. We also reduce the death benefit if we have already paid part of it under a living benefit rider. See "Payments Under Our Living Benefit Rider" on page __ below.

[Side-bar: You can request to change your death benefit option any time after the second year of the policy.]

      Change of death benefit option. If you change from Option A to B, we automatically reduce your policy's face amount by an amount equal to your policy's account value at the time of the change. We may refuse this change if the policy's face amount would thus be reduced below our then current minimum for new policies. Also, we may require you to provide us with satisfactory evidence that the insured person remains insurable at the time of this change. If you change from Option B to A, we automatically increase your policy's face amount by the amount of such account value. We will not deduct or establish any amount of surrender charge as a result of a change in death benefit option.

      If the alternative death benefit discussed above would be in effect at the time of the change, we will determine the new face amount somewhat differently from the general procedures described above.

      Please refer to "Tax Information" beginning on page __ below, to learn about certain possible income tax consequences that may result from a change in death benefit option.


YOU CAN CHANGE YOUR POLICY'S INSURED PERSON

      After the policy's second year, we will permit you to request that a new insured person replace the existing one. This requires that you provide us with adequate evidence that the proposed new insured person meets our requirements for insurance.

      Upon making this change, the monthly insurance charges we deduct and prospective no-lapse guarantee premiums will be based on the new insured person's insurance risk characteristics. The change of insured person will not, however, affect the surrender charge computation for the amount of coverage that is then in force.

      Substituting the insured person is a taxable event and may, depending upon individual circumstances, have other tax consequences as well. For example, the change could cause the policy to be a "modified endowment contract" or to fail the Internal Revenue Code's definition of "life insurance," unless we also distribute certain amounts to you from the policy. See "Tax Information" beginning on page __ below. You should consult your tax advisor prior to substituting the insured person. As a condition to substituting the insured person we may require you to sign a form acknowledging the potential tax consequences. In no event, however, will we permit a change that causes your policy to fail the definition of life insurance.

YOU CAN INCREASE OR DECREASE YOUR INSURANCE COVERAGE

      You may increase the life insurance coverage under your policy by requesting an increase in your policy's face amount. You can do so any time after the first year of your policy. You may request a decrease in your policy's face amount any time after the second year of your policy. The requested increase or decrease must be at least $10,000. Please refer to "Tax Information" beginning on page __ for certain possible tax consequences of changing the face amount.

      We can refuse any requested increase or decrease. We will not approve any increase or decrease if we are at that time being required to waive charges under any optional disability waiver rider that is part of the policy. The following additional conditions also apply:

Face amount increases. We treat an increase in face amount in many respects as if it were the issuance of a new policy. For example, you must submit satisfactory evidence that the insured person still meets our requirements for coverage; and the monthly insurance charge we make for the amount of the increase will be based on the age and other insurance risk characteristics of the insured person at the time of the increase. Also, we establish an additional amount of surrender charge and no-lapse premium under your policy for the face amount increase; these amounts are essentially the same as they would be if we were instead issuing the same amount of additional coverage as a new policy.

      In most states, you can cancel the face amount increase within 10 days after you receive a new policy page showing the increase. If you cancel, we will reverse any charges attributable to the increase and recalculate all values under your policy to what they would have been had the increase not taken place.

      If we refuse a requested face amount increase because the insured person's risk characteristics have become less favorable, we may issue the additional coverage as a separate IL Protector policy with a different insurance risk classification.

      Face amount decreases. You may not reduce the face amount below the minimum we are then requiring for new policies. Nor will we permit a decrease that would cause your policy to fail the Code's definition of life insurance. No lapse guarantee premiums, as well as our monthly deductions for the cost of insurance coverage, will generally decrease (prospectively) after you reduce the face amount.

      If you reduce the face amount during the first 15 years of your policy, or during the first 15 years after a face amount increase you have requested, we will deduct from your policy all or part of the remaining surrender charge. Assuming you have not previously changed the face amount, the amount of surrender charge we will deduct will be determined by dividing the amount of the decrease by the initial face amount and multiplying that fraction by the total amount of surrender charge that still remains applicable to your policy

      In some cases, we may have to make a distribution to you from your policy in order to implement a face amount decrease that you have requested. This may be necessary in order to preserve your policy's status as life insurance under the Internal Revenue Code.

OTHER BENEFITS YOU CAN ADD BY RIDER

      You may be eligible for the following other optional benefits we currently make available by rider:

      o  disability waiver benefit   o  term insurance on an additional insured
      o  accidental death benefit       person
      o  children's term insurance   o  option to purchase additional insurance
                                     o  cost-of-living rider

Equitable of Colorado or your Equitable of Colorado associate can provide you with more information about these riders. The riders provide additional information, and we will furnish samples of them to you on request. The maximum amount of any charge we make for a rider will be set forth in the rider or in the policy itself. We can, however, add, delete, or modify the riders we are making available, at any time before they become effective as part of your policy.

      The option to purchase additional insurance rider permits you to purchase additional coverage on the insured person, without evidence of insurability, if specified events occur.

      The cost of living rider provides for scheduled automatic face amount increases that, within limits, reflect increases in the Consumer Price Index. These automatic face amount increases will result in a prospective increase in your no lapse guarantee premiums and an additional surrender charge, in the same manner as would any other face amount increase you request. However, the administrative charge applicable to other face amount increases does not apply to increases made under this rider.

      See also "Tax Information" beginning on page __ below for certain possible tax consequences of face amount increases or adding or deleting riders.

YOUR OPTIONS FOR RECEIVING POLICY PROCEEDS

      Beneficiary of death benefit. You designate your beneficiary in your policy application. You can change your policy's beneficiary at any other time during the insured person's life. If no beneficiary is living when the insured person dies, we will pay the death benefit proceeds in equal shares to the insured person's surviving children. If there are no surviving children, we will instead pay the insured person's estate.

      Payment options. In your policy application, or at any other time during the insured person's life, you may choose among several payment options for all or part of any death benefit proceeds that subsequently become payable. These payment options are described in the policy and may result in varying tax consequences. The terms and conditions of each option are set out in a separate contract that we will send the payee when any such option goes into effect. Equitable of Colorado or your Equitable of Colorado associate can provide you with samples of such contracts on request.

[Side-bar: You can choose to have the proceeds from the policy's life insurance benefit paid under one of our payment options, rather than as a single sum.]

      If you have not elected a payment option, we will pay any death benefit in a single sum. If the beneficiary is a natural person (i.e., not an entity such as a corporation or trust) we will pay any such single sum death benefit through an interest-bearing checking account (the "Access Account") that we will automatically open for the beneficiary. The beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest on the proceeds from the date of death to the date the beneficiary closes the Access Account. The annual rate will be at least 3%.

      If an Equitable of Colorado associate has assisted the beneficiary to prepare the documents that are required for payment of the death benefit, we will send the Access Account checkbook or check to the associate within the periods specified for death benefit payments under "When We Pay Policy Proceeds," beginning on page __ below. Our associates will take reasonable steps to arrange for prompt delivery to the beneficiary.

      A beneficiary for whom we have opened an Access Account has up to __ days to select among our death benefit payment options.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

      If for any reason you are not satisfied with your policy, you may return it to us for a full refund. In some states, we will adjust this amount for any investment performance you have earned. If the policy was purchased through an exchange of another Equitable or Equitable of Colorado insurance policy, the refund may take the form of restoring that prior policy.

      To exercise this cancellation right, you must mail the policy directly to our Administrative Office. Your cancellation request must be postmarked within 10 days after you receive it and your coverage will terminate as of the date of the postmark. In a few jurisdictions, the period is longer than 10 days, if page __ of your policy so states.

VARIATIONS AMONG IL PROTECTOR POLICIES

      Time periods and other terms and conditions described in this prospectus may vary due to legal requirements in your state. These variations will be reflected in your policy.

      Equitable of Colorado also may vary the charges and other terms of IL Protector where special circumstances result in sales or administrative expenses or mortality risks that are different from those normally associated with IL Protector. We will make such variations only in accordance with uniform rules that we establish.

      Equitable of Colorado or your Equitable of Colorado associate can advise you about any variations that may apply to your policy.

DETERMINING YOUR POLICY'S VALUE

YOUR ACCOUNT VALUE

      As set forth on page __ above, we deduct certain charges from each premium payment you make. We credit the rest of each premium payment to your policy as "account value." You instruct us to allocate your account value to one or more of the policy's investment options indicated on the front cover of this prospectus.

      In addition to amounts in our investment options, your account value includes any amounts that we are holding to secure policy loans that you have taken out. See "Borrowing From Your Policy" beginning on page _____ below.

      Your policy's value in our variable investment options. We invest the account value that you have allocated to any variable investment option in shares of the corresponding Portfolio. That Portfolio, in turn, follows investment practices, policies and objectives that are appropriate to the variable investment option you have chosen. Your account value in that option will increase or decrease by the same amount as if you had invested it in the corresponding Portfolio's shares directly (and reinvested all dividends and distributions from the Portfolio in additional Portfolio shares); except that your account value will be reduced by the amount of the charges described in the table on pages __ above.)

[Side-Bar: Generally speaking, your account value will be credited with the same returns as are achieved by the Portfolios (or guaranteed interest option) that you select, but will also be reduced by the amount of charges we deduct under the policy.]

      For convenience, we keep track of your account value in each variable investment option by use of a measuring device that we call a "unit." Each variable investment option has its own "unit," whose value increases or decreases each day. The rate of such increase or decrease for any period is the same as the corresponding Portfolio's investment return for that same period (assuming reinvestment of any dividends or distributions from the Portfolio) less the percentage equivalent of the policy's mortality and expense charge for that period. On any day, your account value in any variable investment option equals the number of that option's units credited to your policy, multiplied by that day's value for one such unit.

      Whenever any amount is withdrawn or deducted from one of your policy's variable investment options, we "redeem" (cancel) the number of units that has a value equal to that amount. This can happen, for example, when monthly deductions and transaction-based charges are allocated to that option, or when loans, transfers, withdrawals and surrenders are made from that option. Similarly, we "purchase" for you additional units having the same value as the amount of any premium, loan repayment, or transfer that you allocate to that variable investment option. The number of your policy's units in any variable investment option does not change, absent an event or transaction under your policy that involves moving assets into or out of that option.

      Your policy's value in our guaranteed interest option. Your policy's account value in our guaranteed interest option includes not only any amounts you have specifically requested that we allocate to that option, but also any "restricted" amounts that we hold in that option as a result of your election to receive a living benefit. See "Payments Under Our Living Benefit Rider" on page __ below. We credit all of such amounts with interest at rates we declare. We guarantee that these rates will not be less than a 4% effective annual rate. The mortality and expense risk charge mentioned above does not apply to our guaranteed interest option.

      Amounts may be allocated to or removed from your policy's account value in our guaranteed interest option for the same purposes as described above for the variable investment options. We credit your policy with a number of dollars in that option that equals any amount that is being allocated to it. Similarly, if amounts are being removed from your guaranteed interest option for any reason, we reduce the amount you have credited to that option on a dollar-for-dollar basis.

TRANSFERRING YOUR MONEY AMONG OUR INVESTMENT OPTIONS

TRANSFERS YOU CAN MAKE

      After your policy's initial investment Allocation Date, you can transfer amounts from one investment option to another. The total of all transfers you make on the same day must be at least $500; except that you may transfer your entire balance in an investment option, even if it is less than 500. You may submit a written request for a transfer to our Administrative Office or you can make a telephone request (see below).

[Side-bar: You can transfer freely among our variable investment options and into our guaranteed interest option.]

      However, we permit you to make only one transfer out of our guaranteed interest option during each year of your policy. (No such limit applies to transfers out of our variable investment options.) Also, no transfer from our guaranteed interest option may be for more than the greater of (a) 25% of your then current balance in that option (b) $500, or (c) the amount (if any) that you transferred out of the guaranteed interest option during the immediately preceding year of your policy.

[Side-bar: Transfers out of our guaranteed interest option are more limited.]

      We will not accept a request to transfer out of the guaranteed interest option unless we receive it within the period beginning 30 days before and ending 60 days after an anniversary of your policy. If we receive the request within that period, the transfer will occur as of that anniversary or, if later, the date we receive it.

TELEPHONE TRANSFERS

      You can make telephone transfers by following one of two procedures:

     o if you are both the policy's insured person and its owner, by calling 1-888-855-5100 (toll free) from a touch tone phone; or

     o if you are not both the insured person and owner, by signing a telephone transfer authorization form and sending it to us. Once we have the form on file, we will provide you with a toll-free telephone number to make transfers.

For more information see "Telephone Requests" on page __ below. We allow only one telephone transfer each day, and we will not allow you to revoke a telephone transfer. If you are unable to reach us by telephone, you should send a written transfer request to our Administrative Office.

OUR AUTOMATIC TRANSFER SERVICE

      Our automatic transfer service enables you to make automatic monthly transfers from the Alliance Money Market option to our other variable investment options. You need a minimum of $5,000 in the Alliance Money Market option to begin using the automatic transfer service. You can choose up to eight other variable options to receive the automatic transfers but each transfer to each option must be at least $50. Note: Transfers made using our automatic transfer service do not count toward the twelve free transfers you may otherwise make each year.

      You may elect the automatic transfer service with your policy application or at any later time. You can also cancel the automatic transfer service at any time.

OUR ASSET REBALANCING SERVICE

      You may wish us to periodically redistribute the amounts you have in our variable investment options so that the relative amount of your account value in each variable option is restored to the initial allocation you specify, or to any other allocation percentages you choose. You can accomplish this automatically through our asset rebalancing service. The rebalancing may be on a one-time basis or at monthly, quarterly, semi-annual, or annual intervals.

      You may request the asset rebalancing service in your original policy application or at any time thereafter. You may discontinue participation in the asset rebalancing service at any time. The allocation percentage you specify for each variable investment option selected must be a whole number (5% minimum) of your total value you hold under variable investment options, and the sum of the percentages must equal 100%. You may not use more than eight variable investment options at any time you are using the asset rebalancing service. You may not simultaneously participate in the asset rebalancing service and the automatic transfer service (discussed above). Note: Transfers made using the asset rebalancing service do not count toward the twelve free transfers you may make each year.

ACCESSING YOUR MONEY

BORROWING FROM YOUR POLICY

      You may borrow up to 90% of the difference between your policy's account value and any surrender charges that are in effect under your policy. However, the amount you can borrow will be reduced by any amount that we hold on a "restricted" basis following your receipt of a living benefit payment. See "Payments Under Our Living Benefit Rider" beginning on page __ below. Each new loan you request must be at least $500.

[Side-bar: You can use policy loans to obtain funds from your policy without surrender charges or tax consequences.]

      When you take a policy loan, we remove an amount equal to the loan from one or more of your investment options and hold it as collateral for the loan's repayment. We hold this loan collateral under the same terms and conditions as apply to amounts supporting our guaranteed interest option, with two exceptions. First, you cannot make transfers of the collateral; and second, we expect to credit different rates of interest to loan collateral than we credit under our guaranteed interest option.

      When you request your loan, you should tell us how much of the loan collateral you wish to have taken from any amounts you have in each of our investment options. If you do not give us directions (or if we are making the loan automatically to cover unpaid interest), we will take the loan from your investment options in the same proportion as we are then taking monthly deductions. If that is not possible, we will take the loan from your investment options in proportion to your value in each.

      Loan interest we charge. The interest we charge on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each year of your policy, and that rate applies to all policy loans that are outstanding at any time during the year. The maximum rate is the greater of (a) 5% or (b) the "Monthly Average Corporate" yield published in Moody's Corporate Bond Yield Averages for the month that ends two months before the interest rate is set. (If that average is no longer published, we will use another average, as the policy provides.) We will notify you of the current loan interest rate when you apply for a loan, and will notify you in advance of any rate increase.

      Loan interest payments are due on each policy anniversary. If not paid when due, we automatically add the interest as a new policy loan.

      Interest that we credit on loan collateral. Under our current rules, the annual interest rate we credit on your loan collateral during any of your policy's first fifteen years will be 1% less than the rate we are then charging you for policy loan interest, and, beginning in the policy's 16th year, 1/4% less than the loan interest rate. Because IL Protector was first offered only in 199_, no such reduction in the interest rate differential has yet been attained under any outstanding policy. The rate differentials are not guaranteed. Accordingly, we have discretion to increase the rate differential for any period, including under policies that are already outstanding. We do guarantee that the annual rate of interest credited on your loan collateral will never be less than 4% and that the differential will not exceed 2% (except if tax law changes increase the taxes we pay on policy loans or loan interest).

[Side-bar: At our current rates, taking a loan effectively costs you 1% per annum. Also, the borrowed amount is no longer credited with the investment results of any of our investment options under the policy, and we will deduct the loan from your policy's proceeds if you do not pay it back.]

      Interest we pay on your loan collateral accrues daily. On each anniversary of your policy (or when your policy loans are fully discharged) we contribute that interest to your policy's investment options in the same proportions as if it were a premium payment.

      Effects of policy loans. A loan can reduce the length of time that your insurance remains in force, because the amount we set aside as loan collateral cannot be used to pay charges as they become due. A loan will also prevent your policy's no-lapse guarantee from keeping the policy in force. See "Tax Information" beginning on page __ below for a discussion of the tax consequences of policy loans.

      Paying off your loan. You can repay all or part of your loan at any time. We normally assume that payments you send us are premium payments. Therefore, you must submit instructions with your payment indicating that it is a loan repayment. If you send us more than all of the loan principal and interest you owe, we will treat the excess as a premium payment.

      When you send us a loan payment, we will transfer an amount equal to such repayment from your loan collateral back to the investment options under your policy. First we will restore any amounts that, before being designated as loan collateral, had been in the guaranteed interest option under your policy. We will allocate any additional repayments among investment options as you instruct; or, if you don't instruct us, in the same proportion as if they were premium payments.

MAKING WITHDRAWALS FROM YOUR POLICY

      You may make a partial withdrawal of your net cash surrender value at any time after the first year of your policy. The request must be for at least $500, however, and we have discretion to decline any request. If you do not tell us from which investment options you wish us to take the withdrawal, we will use the same allocation that then applies for the monthly deductions we make; and, if that is not possible, we will take the withdrawal from all of your investment options in proportion to your value in each.

[Side-bar: You can withdraw all or part of your policy's net cash surrender value, although you may incur charges and tax consequences by doing so.]

      Effect of partial withdrawals on insurance coverage. If the Option A death benefit is in effect, a partial withdrawal results in a dollar-for-dollar automatic reduction in the policy's face amount (and, hence, an equal reduction in the Option A death benefit). We will not permit a partial withdrawal that would reduce the face amount below our minimum for new policy issuances at the time, or that would cause the policy to no longer be treated as life insurance for federal income tax purposes. If death benefit Option B is in effect, a partial withdrawal also reduces the death benefit on a dollar for dollar basis, but does not affect the face amount.

      The result is different, however, during any time when the alternative death benefit (discussed on page __ above) would be higher than the Option A or B death benefit you have selected. In that case, a partial withdrawal will cause the death benefit to decrease by more than the amount of the withdrawal. Please also remember that a partial withdrawal reduces the amount of your premium payments that counts toward maintaining the policy's no-lapse guarantee.

      You can choose to receive all or part of the proceeds from a partial withdrawal under one of our payment options, rather than as a single sum. You should refer to "Tax Information" beginning on page __ below, for information about possible tax consequences of partial withdrawals and any associated reduction in policy benefits.

SURRENDERING YOUR POLICY FOR ITS NET CASH SURRENDER VALUE

      You can surrender (give us back) your policy for its "net cash surrender value" at any time. The net cash surrender value equals your account value, minus any outstanding loans and unpaid loan interest, minus any amount of your account value that is "restricted" as a result of previously distributed "living benefits," minus any surrender charge that then remains applicable. The surrender charge is described on page __ above.

      You can choose to receive all or part of this amount under one of our payment options, rather than as a single sum. Please refer to "Tax Information" beginning on page __ below for the possible tax consequences of surrendering your policy.

WHEN THE INSURED PERSON REACHES AGE 100 ("MATURITY")

      If the insured person is still living on the policy anniversary closest to his or her 100th birthday, we will pay you the policy's account value on that date, reduced by any outstanding loans, by unpaid loan interest, and by any amounts of the account value that are "restricted" as a result of previously distributed "living benefits." The policy will then terminate. You can choose to receive all or part of this amount under one of our payment options, rather than as a single sum. See "Tax Information" beginning on page __ below for the tax consequences of maturity.

YOUR OPTION TO RECEIVE A LIVING BENEFIT

      Subject to our insurance underwriting guidelines and availability in your state, your policy will automatically include our living benefit rider. This feature enables you to receive a portion of the policy's death benefit (excluding death benefits payable under certain other policy riders), if the insured person has a terminal illness (as defined in the rider). We make no additional charge for the rider, but we deduct an administrative charge of up to $250 from any living benefit payment.

      If you tell us that you do not wish to have the living benefit rider added at issue, but you later ask to add it, there will be a $100 administrative charge. Also, we will need to evaluate the insurance risk at that time, and we may decline to issue the rider.

      If you receive a living benefit, the remaining benefits under your policy will also be affected in the manner discussed under "Payments Under Our Living Benefit Rider" on page __ below.

      The receipt of a living benefit payment may qualify for exclusion from income tax. See "Tax Information" below. Receipt of a living benefit payment may affect your eligibility for certain government benefits or entitlements.

[Side-bar: You can arrange to receive a "living benefit" if the insured person becomes terminally ill.]

TAX INFORMATION

      This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax advisor.

BASIC TAX TREATMENT FOR YOU AND YOUR BENEFICIARY

      An IL Protector policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under
Section 7702 of the Internal Revenue Code (the "Code") and (b) as long as the investments made by the underlying Portfolios satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the policies will meet these requirements and, therefore, that

     o the death benefit received by the beneficiary under your policy will not be subject to federal income tax; and

     o increases in your policy's account value as a result of interest or investment experience will not be subject to federal income tax, unless and until there is a distribution from your policy, such as a surrender, a partial withdrawal, loan or a payment to you that we believe is required to maintain your policy's status as life insurance under the Code.

      There may be different tax consequences if you assign your policy or designate a new owner. See "Assigning Your Policy" at page __ below.

TAX TREATMENT OF DISTRIBUTIONS TO YOU

      The federal income tax consequences of a distribution from your policy depend on whether your policy is a "modified endowment contract" (sometimes also referred to as a "MEC"). In all cases, however, the character of any income described below as being taxable to the recipient will be ordinary income (as opposed to capital gain).

      Testing for modified endowment contract status. Your policy will be a "modified endowment contract" if, at any time during the first seven years of your policy, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven equal annual premiums. This is called the "seven-pay" test.

      Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your policy's face amount, and certain other changes.

      If your policy's benefits are reduced during its first seven years (or within seven years after a material change), the seven-pay limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a requested decrease in face amount, the termination of additional benefits under a rider or, in some cases, a partial withdrawal.) If the premiums previously paid are greater than the recalculated seven-pay limit, the policy will become a modified endowment contract.

      A life insurance policy that you receive in exchange for a modified endowment contract will also be considered a modified endowment contract.

      Taxation of pre-death distributions if your policy is not a modified endowment contract. As long as your policy remains in force as a non-modified endowment contract, policy loans will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan will generally not be tax deductible.

      If you make a partial withdrawal after the first 15 years of your policy, the proceeds will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your policy that were not taxable.) During the first 15 years, however, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your account value exceeds your basis.

      On the maturity date or upon full surrender, any amount by which the proceeds we pay (including amounts we use to discharge any policy loan and unpaid loan interest) exceed your basis in the policy will be subject to federal income tax. IN ADDITION, IF A POLICY TERMINATES AFTER LAPSE, THE EXTINGUISHMENT OF ANY THEN-OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION AND COULD BE SUBJECT TO TAX UNDER THE FOREGOING RULES. Finally, if you make an assignment of rights or benefits under your policy, you may be deemed to have received a distribution from your policy, all or part of which may be taxable.

      Taxation of pre-death distributions if your policy is a modified endowment contract. Any distribution from your policy will be taxed on an "income-first" basis if your policy is a modified endowment contract. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or withdrawal. Any such distributions will be considered taxable income to you to the extent your account value exceeds your basis in the policy. (For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your policy that was considered taxable income to you.)

      For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by Equitable of Colorado (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are treated as if they were a single contract.

      A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to (i) taxpayers whose actual age is at least 59 1/2, (ii) distributions in the case of a disability (as defined in the Code) or
(iii) distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

      IF YOUR POLICY TERMINATES AFTER A LAPSE, THE EXTINGUISHMENT OF ANY THEN OUTSTANDING POLICY LOAN AND UNPAID LOAN INTEREST WILL BE TREATED AS A DISTRIBUTION (to the extent the loan was not previously treated as such) and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

      Distributions that occur during a year of your policy in which it becomes a modified endowment contract, and during any subsequent years, will be taxed as described in the four preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

      Restoration of a terminated policy. For tax purposes, some restorations of a policy that terminated after lapse may be treated as the purchase of a new policy.

TAX TREATMENT OF LIVING BENEFIT PROCEEDS

      Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our living benefit rider meet the tax law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply to amounts paid to someone other than the insured person, however, if the payee has an insurable interest in the insured person's life only because the insured person is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.

EFFECT OF POLICY ON INTEREST DEDUCTIONS TAKEN BY BUSINESS ENTITIES

      Ownership of a policy by a trade or business entity can limit the amount of any interest on business borrowings that entity otherwise could deduct for federal income tax purposes, even though such business borrowings may be unrelated to the policy. To avoid the limit, the insured person must be an officer, director, employee or 20% owner of the trade or business entity when coverage on that person commences.

      The limit does not generally apply for policies owned by natural persons (even if those persons are conducting a trade or business as sole proprietorships), unless a trade or business entity that is not a sole proprietorship is a direct or indirect beneficiary under the policy. Entities commonly have such a beneficial interest, for example, in so-called "split dollar" arrangements. If the trade or business entity has such an interest in a policy, it will be treated the same as if it owned the policy for purposes of the limit on deducting interest on unrelated business income.

      The limit generally applies only to policies issued after June 8, 1997 in taxable years ending after such date. However, for this purpose, any material increase in face amount that you request, or other material change in a policy, will be treated as the issuance of a new policy.

      In cases where the above-discussed limit on deductibility applies, the non-deductible portion of unrelated interest on business loans is determined by multiplying the total amount of such interest by a fraction. The numerator of the fraction is the policy's average account value (excluding amounts we are holding to secure any policy loans) for the year in question, and the denominator is the average for the year of the aggregate tax bases of all the entity's other assets.

      Any corporate, trade, or business use of a policy should be carefully reviewed by your tax adviser with attention to these rules, as well as the other rules and possible tax law changes that could occur with respect to such coverage.

REQUIREMENT THAT WE DIVERSIFY INVESTMENTS

      Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure to comply with these regulations would disqualify your policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on any income and gains under the policy and the death benefit proceeds would lose their income tax-free status. These consequences would continue for the period of the disqualification and for subsequent periods. Through the Portfolios, we intend to comply with the applicable diversification requirements.

ESTATE, GIFT, AND GENERATION-SKIPPING TAXES

      If the policy's owner is the insured person, the death benefit will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, and the owner dies before the insured person, the value of the policy would be includable in the owner's estate. If the owner is neither the insured person nor the beneficiary, the owner will be considered to have made a gift to the beneficiary of the death benefit proceeds when they become payable.

      In general, a person will not owe estate or gift taxes until gifts made by such person, plus that person's taxable estate, total at least $650,000 (a figure that is scheduled to rise at periodic intervals to $1 million by the year
2006). For this purpose, however, certain amounts are excludable, such as gifts and bequests to the person's spouse or charitable institutions and certain gifts of $10,000 or less.

      As a general rule, if you make a "transfer" to a person two or more generations younger than you, a generation skipping tax may be payable. Generation skipping transactions would include, for example, a case where a grandparent "skips" his or her children and names grandchildren as a policy's beneficiaries. In that case, the generation-skipping "transfer" would be deemed to occur when the insurance proceeds are paid. The generation-skipping tax rates are similar to the maximum estate tax rate in effect at the time. Individuals, however, are generally allowed an aggregate generation skipping tax exemption of $1 million.

      The particular situation of each policy owner, insured person or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate, gift and generation skipping taxes, as well as state and local estate, inheritance and other taxes. Because these rules are complex, you should consult with a qualified tax advisor for specific information, especially where benefits are passing to younger generations.

PENSION AND PROFIT-SHARING PLANS

      There are special limits on the amount of insurance that may be purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) or 403 of the Code. In addition, the federal income tax consequences will be different from those described in this prospectus. These rules are complex, and you should consult a qualified tax advisor.

OTHER EMPLOYEE BENEFIT PROGRAMS

      Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

ERISA

      Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal advisor.

OUR TAXES

      The operations of our Separate Account VLI are reported in our federal income tax return. The separate account's investment income and capital gains, however, are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, we currently pay no taxes on such income and gains and impose no charge for such taxes. We reserve the right to impose a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes incurred by us that are allocable to the policies.

      We may have to pay state, local or other taxes (in addition to applicable taxes based on premiums). At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our separate account or allocable to the policies.

WHEN WE WITHHOLD TAXES FROM POLICY PROCEEDS

      Generally, unless you provide us with an election to the contrary prior to the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your policy. If you do not wish us to withhold tax from the payment, or if we do not withhold enough, you may have to pay later. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided notification that no such taxes are due. Withholding may apply to state, as well as federal income taxes. Special withholding rules apply if you are not a U.S. resident or not a U.S. citizen.

POSSIBILITY OF FUTURE TAX CHANGES

      The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretations could have a retroactive effect. We suggest you consult a qualified tax advisor.

      The Treasury Department has stated that it anticipated the issuance of guidelines prescribing the circumstances in which your ability to direct your investment to particular Portfolios within a separate account may cause you, rather than the insurance company, to be treated as the owner of the Portfolio shares attributable to your policy. In that case, income and gains attributable to such Portfolio shares would be included in your gross income for federal income tax purposes. Under current law, however, we believe that Equitable of Colorado, and not the owner of a policy, would be considered the owner of the Portfolio shares.

MORE INFORMATION ABOUT PROCEDURES THAT APPLY TO YOUR POLICY

      This section provides further detail about certain subjects that are addressed in pages __ above. The following discussion generally does not repeat the information already contained in those pages.

ALTERNATIVE WAYS TO MAKE PREMIUM AND LOAN PAYMENTS

      We prefer that you make each payment to us with a single check drawn on your business or personal bank account. We also will accept a single money order, bank draft or cashier's check payable directly to Equitable of Colorado, although we must report such "cash equivalent" payments to the Internal Revenue Service under certain circumstances. Cash and travelers' checks are not acceptable. We will accept third party checks payable to someone other than Equitable of Colorado and endorsed over to Equitable of Colorado only (1) as a direct payment from a qualified retirement plan or (2) if it is made out to a trustee who owns the policy and endorses the entire check (without any refund) as a payment to the policy.

REQUIREMENTS FOR SURRENDER REQUESTS

      Your surrender request must include the policy number, your name, the name of the insured person, and the address where proceeds should be mailed. The request must be signed by you, as the owner, and by any joint owner, collateral assignee or irrevocable beneficiary. If you do not want income tax withheld from the proceeds, you must also include a completed withholding authorization (I.R.S. Form W-9).

      Finally, in order for your surrender request to be complete, you must return your policy to us.

PROCEEDS PAYMENT OPTIONS

      The payee for death benefit or other policy proceeds may name a successor to receive any amounts that we still owe following the payee's death. Otherwise, we will pay any such amounts to the payee's estate.

      We must approve any payment arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all payment arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of payees, and the methods for proving the payee's age and continued survival.

ASSIGNING YOUR POLICY

      You may assign (transfer) your rights in a policy to someone else as collateral for a loan or for some other reason, if we agree. A copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action we take before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

      Certain transfers for value may subject you to income tax and penalties and cause the death benefit to lose its income-tax free treatment. Further, a gift of a policy that has a loan outstanding may be treated as part gift and part transfer for value, which could result in both gift tax and income tax consequences. You should consult your tax advisor prior to making a transfer or other assignment.

PAYMENTS UNDER OUR LIVING BENEFIT RIDER

      The living benefit rider is discussed on page __ above. We will deduct the amount of any living benefit we have paid, plus interest, from the death benefit proceeds that become payable under the policy if and when the insured person dies. (For this purpose, we charge an adjustable rate of interest equal to the greater of: (i) the yield on a 90-day Treasury bill and (ii) the maximum adjustable policy loan interest rate permitted under applicable state law.)

      Also, when we pay a living benefit we automatically transfer a [pro-rata] portion of your policy's net cash surrender value to the policy's guaranteed interest option. This amount, [together with the interest you earn thereon,] will be "restricted" - that is, it will not be available for any loans, transfers or partial withdrawals that you may wish to make. In addition, we will deduct these restricted amounts from any subsequent surrender or maturity proceeds that we pay.

DATES AND PRICES AT WHICH POLICY EVENTS OCCUR

      We describe below the general rules for when, and at what prices, events under your policy will occur. Other portions of this prospectus describe circumstances that give rise to exceptions. We generally do not repeat such exceptions below.

      Date of receipt. Where this prospectus refers to the day when we receive a payment, request, election, or notice from you, we usually mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our Administrative Office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.

      Business days. Every day that the New York Stock Exchange is open for regular trading is a business day for us. Each business day ends at the time regular trading on the exchange closes (or is suspended) for the day. We compute unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m., Eastern Time.

      Payments you make. The following are reflected in your policy as of the date we receive them:

     o premium payments received after the policy's investment start date (discussed below)
     o    loan repayments and interest payments

      Requests you make. The following transactions occur as of the date we receive your request:

o  withdrawals                          o  tax withholding elections
o  face amount decreases that result    o  changes  of  allocation  percentages
   from a withdrawal                       for  premium payments or monthly
o  surrenders                              deductions
o  transfers from a variable            o     changes of beneficiary
   investment option                    o     changes in form of death benefit
                                              payment
                                        o     loans

      The following transactions occur on your policy's next monthly anniversary that coincides with or follows the date we approve your request:

o  changes in face amount              o  changes of insured person
o  changes in death benefit option     o  restoration of lapsed policies

      Automatic transfer service. Transfers pursuant to our automatic transfer service occur as of the first day of each month of your policy. We make the first such transfer, as of your policy's first monthly anniversary that coincides with or follows the date we receive your request. If you request the automatic transfer service in your original policy application, however, the first transfer will occur as of the first day of the second month of your policy that begins after your policy's initial Allocation date.

      Asset rebalancing service. We will effect one-time asset rebalancing requests, and the initial transaction of a periodic rebalancing program, as of the later of the date we receive the request and your initial Allocation Date. Subsequent periodic rebalancings occur on each monthly, quarterly, annual or semi-annual anniversary of your policy, as you have requested.

      Delay in certain cases. We may delay allocating any payment you make to our variable investment options, or any transfer, for the same reasons stated in "Delay of variable investment option proceeds" on page __ below. We may also delay such transactions for any other legally permitted purpose.

      Prices applicable to policy transactions. If a transaction will increase or decrease the amount you have in a variable investment option as of a certain date, we process the transaction using the unit values for that option computed as of that day's close of business, unless that day is not a business day. In that case, we use unit values computed as of the next business day's close.

      Effect of death or surrender. You may not make any surrender or partial withdrawal request after the insured person has died. Also, all insurance coverage ends at the time as of which we process any request for a surrender.

POLICY ISSUANCE

      Register date. When we issue a policy, we assign it a "register date," which will be noted on page __ of the policy. We measure the months, years, and anniversaries of your policy from your policy's register date.

     o If you submit the full minimum initial premium to your Equitable of Colorado associate at the time you sign the application, and we issue the policy as it was applied for, then the register date will be the later of (a) the date you signed part I of the policy application or
          (b) the date a medical professional signed part II of the policy application.

     o If we do not receive your full minimum initial premium at our Administrative Office before the issue date or, if we issue the policy on a different basis than you applied for, the register date will be the same as the date we actually issue the policy (the "issue date").

Policies that would otherwise receive a register date of the 29th, 30th or 31st of any month will receive a register date of the 28th of that month.

      We may also permit an earlier than customary register date (a) for employer-sponsored cases, to accommodate a common register date for all employees or (b) to provide a younger age at issue. (A younger age at issue reduces the charges that we deduct under a policy.) The charges and deductions commence as of the register date, even when we have permitted an early register date. We may also permit policyowners to delay a register date (up to three months) in employer-sponsored cases.

      Investment start date. This is the date your investment first begins to earn a return for you in our Alliance Money Market option (prior to the Allocation Date). Generally, this is the register date, or, if later, the date we receive your full minimum initial premium at our Administrative Office.

      Commencement of insurance coverage. You must have given the full minimum initial premium to your Equitable of Colorado associate on or before the day the policy is delivered to you. No insurance under your policy will take effect unless (1) the insured person is still living at the time such payment and delivery are completed and (2) unless the information in the application continues to be true and complete, without material change, as of the time of such payment. If you have submitted the full minimum initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insured person. You may review a copy of our temporary insurance agreement, on request, for more information about the terms and conditions of that coverage.

      Non-issuance. If, after considering your application, we decide not to issue a policy, we will refund any premium you have paid, without interest.

      Age; age at issue. Unless the context in this prospectus requires otherwise, we consider the insured person's "age" on any date to be his or her age at the beginning of the policy year that includes that date. The insured person's age at the beginning of the first policy year ("age at issue") is that person's age on whichever birthday (i.e., before or after) is closer to the policy's register date.

GENDER-NEUTRAL POLICIES

      Congress and various states have from time to time considered legislation that would require insurance rates to be the same for males and females. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of IL Protector in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

      There will be no distinctions based on sex in the cost of insurance rates for IL Protector policies sold in Montana. We will also make such gender-neutral policies available on request in connection with certain employee benefit plans. Cost of insurance rates applicable to a gender-neutral policy will not be greater than the comparable male rates under a gender specific IL Protector policy.

MORE INFORMATION ABOUT OTHER MATTERS

YOUR VOTING PRIVILEGES

      Voting of Portfolio shares. As the legal owner of any Portfolio shares that support a variable investment option, we will attend (and have the right to vote at) any meeting of shareholders of the Portfolio (or the Trust of which that Portfolio is a part). To satisfy currently-applicable legal requirements, however, we will give you the opportunity to tell us how to vote the number of each Portfolio's shares that are attributable to your policy. We will vote shares attributable to policies for which we receive no instructions in the same proportion as the instructions we do receive from all policies that participate in our Separate Account VLI (discussed below). With respect to any Portfolio shares that we are entitled to vote directly (because we do not hold them in a separate account or because they are not attributable to policies), we will vote in proportion to the instructions we have received from all holders of variable annuity and variable life insurance policies who are using that Portfolio.

      Under current legal requirements, we may disregard the voting instructions we receive from policy owners only in certain narrow circumstances prescribed by SEC regulations. If we do, we will advise you of the reasons in the next annual or semi-annual report we send to you.

      Voting as policy owner. In addition to being able to instruct voting of Portfolio shares as discussed above, owners that use our variable investment options may in a few instances be called upon to vote on matters that are not the subject of a shareholder vote being taken by any Portfolio. If so, you will have one vote for each $100 of account value in any such option; and we will vote our interest in Separate Account VLI in the same proportion as the instructions we receive from holders of IL Protector and other policies that Separate Account VLI supports.

HOW WE SUPPORT THE POLICIES' INVESTMENT OPTIONS

      Our Separate Account VLI. Each variable investment option is a part (or "subaccount") of our Separate Account VLI. We established Separate Account VLI under provisions of the Colorado Insurance Law that prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable life insurance policies. Policy owners do not, however, have any similar preferred claim on any amounts we have in Separate Account VLI that exceed our reserves and other liabilities with respect to variable investment options under our policies. Furthermore, we are the legal owner of all of the assets in Separate Account VLI.

      We established our Separate Account VLI under Colorado Law in June 1996. Separate Account VLI is registered under the Investment Company Act of 1940 and is classified by that act as a "unit investment trust." The SEC, however, does not manage or supervise Equitable of Colorado or Separate Account VLI.

      Each subaccount (variable investment option) within Separate Account VLI invests solely in one class of shares issued by the corresponding Portfolio. For Portfolios that are part of The Hudson River Trust, these are class IA shares; and for Portfolios that are part of EQ Advisors Trust, these are class IB shares. Separate Account VLI immediately reinvests all dividends and other distributions it receives from a Portfolio in additional shares of that Portfolio.

      The EQ Advisors Trust and The Hudson River Trust sell its shares to Equitable of Colorado's separate accounts in connection with Equitable of Colorado's variable life insurance and annuity products, as well as to separate accounts of Equitable Life. The Hudson River Trust also sells its shares to insurance companies unaffiliated with Equitable of Colorado. We currently do not foresee any disadvantages to our policy owners arising out of this. However, the Board of Trustees of The Hudson River Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that the Board's response insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trusts' Portfolios is so large as to materially impair the investment performance of the Portfolio the Trust involved, we will examine other investment alternatives.

      Our general account. Our general account assets support all of our obligations, (including those under the IL Protector policies and, more specifically, the guaranteed interest option). Our general assets consist of all of our assets as to which no class or classes of our annuity or life insurance policies have any preferential claim. You will not share in the investment experience of our general account assets, however; and we have full discretion about how we invest those assets (subject only to any requirements of law).

      Because of applicable exemptions and exclusions, we have not registered interests in the general account under the Securities Act of 1933 or registered the general account as an investment company with the SEC. Accordingly, neither the general account, the guaranteed interest option, nor any interests therein, are subject to regulation under those acts. The staff of the SEC has not received the material that we have included in this prospectus for your information about the general account and the guaranteed interest option. These disclosures, however, may be subject to generally applicable provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

      We declare the rate of interest for each year of your policy at the beginning of that year, but it will not be less than 4%. We credit and compound the interest daily at an effective annual rate that equals the declared rate for the year. The rates we are at any time declaring on outstanding policies may differ from the rates we are then declaring for newly issued policies.

TRANSFERS OF YOUR ACCOUNT VALUE

      Transfers not implemented. When we cannot process part of a transfer request, we will not process any other part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where you request transfer of an amount greater than that currently allocated to an investment option.

      Similarly, the automatic transfer service will terminate immediately if:
(1) your amount in the Alliance Money Market option is insufficient to cover the automatic transfer amount; (2) your policy is in a grace period; or (3) we receive notice of the insured person's death.

TELEPHONE REQUESTS

      If you are a properly authorized person, you may make telephone transfers as described above on page __.

      Also, if you are both the owner and the insured person under your policy, you may call 1-888-855-5100 (toll free) from a touch tone phone to make the following additional types of requests:

o  Policy loans                    o  changes of premium allocation percentages
o  changes of address

      All telephone requests are automatically tape-recorded and are invalid if the information given is incomplete or any portion of the request is inaudible. We have established procedures reasonably designed to confirm that telephone instructions are genuine. These include: requiring personal identification information from the caller and providing subsequent written confirmation of the instructions. If we do not employ reasonable procedures to confirm the genuineness of telephone instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct.

In light of our procedures, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

      Any telephone transaction request that you make after the close of our business day (which is usually 4:00 p.m. Eastern Time) will be processed as of the next business day. During times of extreme market activity, or for other reasons, you may be unable to contact us to make a telephone request. If this occurs, you should submit a written transactions request to our Administrative Office. We reserve the right to discontinue telephone transactions, or modify the procedures and conditions for such transactions, at any time.

DEDUCTING POLICY CHARGES

      Charge for taxes. This charge is the approximate rate of premium taxes or similar assessments we are required to pay in the applicable state of residence. If the applicable state or rate changes, we will modify the charge, if appropriate. You should also let us know if the insured person moves, so we can consider whether we need to modify the charge. You cannot deduct these amounts as state or local taxes on your federal income tax return.

      Monthly cost of insurance charge. The monthly cost of insurance charge is determined by multiplying the cost of insurance rate that is then applicable to your policy by the amount we have at risk under your policy. Our amount at risk on any date is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total account value under the policy. A greater amount at risk, or a higher cost of insurance rate, will result in a higher monthly charge.

      As a general rule, the cost of insurance rate increases each year that you own your policy. This happens automatically because of the insured person's increasing age. On the other hand, for policies that have been outstanding for more than nine years, we reduce the current monthly insurance charge. The dollar amount by which we reduce each month's charge is a percentage of the total amount you then have in our investment options. The percentage reduction begins at an annual rate of .05% for the policy's tenth year and increases by .05% in each subsequent year, until it is .65% in the 25th and all subsequent years. These charge reductions are not guaranteed, however. Because IL Protector was first offered only in 199_, no such reduction has yet been attained under any outstanding policy.

      Our cost of insurance rates are guaranteed not to exceed those that will be specified in your policy. For most insured persons at most ages, however, our current rates are lower than those maximums. Therefore, we have the ability at any time to raise these rates (including by reducing or eliminating the current monthly charge reduction that otherwise would begin in the tenth year) up to the guaranteed maximum.

      Our cost of insurance rates will generally be lower (except in Montana and in connection with certain employee benefit plans) if the insured person is a female than if a male. They also will generally be lower for non-smokers than smokers and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates and other additional charges as specified in their policies.

      The guaranteed maximum cost of insurance rates for gender neutral IL Protector policies are based on the Commissioner's 1980 Standard Ordinary SB Smoker and NB Non-Smoker Mortality Table. For all other policies, the guaranteed maximum cost of insurance rates are based on the Commissioner's 1980

Standard Ordinary Male and Female Smoker and Non-Smoker Mortality Tables. In addition, the current rates also vary depending on the duration of the policy (i.e., the length of time since the policy was issued).

      We offer lower rates for non-tobacco users only if they are at least age
20. You may ask us to review a younger insured person's tobacco habits following the policy anniversary on which such person is age 20.

      Date of monthly deductions. We make the regular monthly deductions as of the first day of each month of the policy.

      Surrender charge. In theory, it could be possible to reduce the amount of surrender charges by minimizing the amount of premiums you pay in any of the first 15 years of your policy. We do not recommend this, however, because (1) your policy would be more likely to lapse, thereby depriving you of insurance coverage, and (2) you would minimize your possibility of accumulating cash value on a tax-deferred basis (which is, of course, one of the policy's principal advantages).

      If you increase your face amount above the highest previous face amount that your policy has ever had, we will establish an additional amount of surrender charge. (For these purposes, however, we disregard any face amount changes that we make automatically as a result of any change in your death benefit option.) To calculate the amount of any additional surrender charge, we will deem a portion of any premiums you pay at or after the time of the increase to have been paid for the increase. We do this in the manner prescribed by SEC regulations for such premium allocations.

      Purposes of policy charges. The charges under the policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the policies. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the policies. If, as we expect, the charges that we collect from the policies exceed our total costs in connection with the policies, we will earn a profit. Otherwise, we will incur a loss.

      The current and maximum rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, or that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies.

SUICIDE AND CERTAIN MISSTATEMENTS

      If an insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of an insured person, we will adjust the amount of any death benefit (and certain rider benefits), as described in the policy (or rider).

WHEN WE PAY POLICY PROCEEDS

      General. We will generally pay any death benefit, surrender, withdrawal, or loan within seven days after we receive the request and any other required items. In the case of a death benefit, however, if we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter. Similarly, we pay maturity proceeds within seven days after the maturity date.

      Clearance of checks. We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

      Delay of guaranteed interest option proceeds. We also have the right to defer payment or transfers of amounts out of our guaranteed interest option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% per year from the date we receive your request.

      Delay of variable investment option proceeds. We reserve the right to defer payment of any death benefit, transfer, loan or other distribution that is derived from a variable investment option if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on that exchange is restricted; (b) the SEC has declared that an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (c) the law permits the delay for the protection of owners. If we need to defer calculation of values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

      Delay to challenge coverage. We may challenge the validity of your insurance policy or any rider based on any material misstatements in an application you have made to us. We cannot make such challenges, however, beyond certain time limits set forth in the policy or rider. If the insured person dies within one of these limits, we may delay payment of any proceeds until we decide whether to challenge the policy.

CHANGES WE CAN MAKE

      In addition to any of the other changes described in this prospectus, we have the right to modify how we or Separate Account VLI operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

     o combine two or more variable investment options or withdraw assets relating to IL Protector from one investment option and put them into another;

     o end the registration of, or re-register, Separate Account VLI under the Investment Company Act of 1940;

     o operate Separate Account VLI under the direction of a "committee" or discharge such a committee at any time;

     o restrict or eliminate any voting rights or privileges of policyowners (or other persons) that affect Separate Account VLI;

     o operate Separate Account VLI, or one or more of the variable investment options, in any other form the law allows. This includes any form that allows us to make direct investments, in which case we may charge Separate Account VLI an advisory fee. We may make any legal investments we wish for Separate Account VLI. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

      If we take any action that results in a material change in the underlying investments of a variable investment option, we will notify you as required by law. We may, for example, cause the variable investment option to invest in a mutual fund other than, or in addition to, The Hudson River Trust or EQ Advisors Trust. If you then wish to transfer the amount you have in that option to another investment option, you may do so.

      We may make any changes in the policy or its riders, require additional premium payments, or make distributions from the policy to the extent we deem necessary to ensure that your policy qualifies or continues to qualify as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. We will give you written notice of such changes. We also may make other changes in the policies that do not reduce any net cash surrender value, death benefit, account value, or other accrued rights or benefits.

REPORTS WE WILL SEND YOU

      Shortly after the end of each year of your policy, we will send you a report that includes information about your policy's current death benefit, account value, cash surrender value (i.e., account value minus any current surrender charge), policy loans, and amounts of charges deducted. We will send you individual notices to confirm premium payments (except premiums paid through an automated arrangement), transfers and certain other policy transactions.

ILLUSTRATIONS OF POLICY BENEFITS

      In order to help you understand how your policy values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the insured person under your policy and such factors as the face amount, death benefit option, premium payment amounts, and rates of return (within limits) that you request. You can request such illustrations at any time. We have filed an example of such an illustration as an exhibit to the registration statement referred to below.

SEC REGISTRATION STATEMENT

      We have on file with the SEC a registration statement under the Securities Act of 1933 that relates to the IL Protector policies. The registration statement contains additional information that is not required to be included in this prospectus. You may obtain this information, for a fee, from the SEC's Public Reference Section at 450 5th Street, N.W., Washington, D.C. 20549 or, without charge, from the SEC's web-site (www.sec.gov).

HOW WE MARKET THE POLICIES

      We offer variable life insurance policies (including IL Protector) and variable annuity contracts through EQ Financial Consultants, Inc. ("EQF"). The Investment Company Act of 1940, therefore, classifies EQF as the "principal underwriter" of those policies and contracts. EQF also serves as manager and a principal underwriter of EQ Advisors Trust and as the principal underwriter of The Hudson River Trust. EQF is a wholly-owned subsidiary of Equitable Life and an affiliate of Equitable of Colorado, with its address at 1290 Avenue of the Americas, New York, NY 10104. EQF is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Equitable of Colorado will pay EQF a fee for its services as principal underwriter of the policies.

      We sell IL Protector through licensed insurance agents who are also registered representatives of EQF. The agent who sells you this policy receives sales commission from Equitable of Colorado. The commissions don't cost you anything above the charges and expenses already discussed elsewhere in this prospectus. Generally, the agents will receive maximum commissions of 50% of the amount of the target premium you pay in your policy's first year, plus 6% of the amount of the target premium you pay in the second through the tenth years, plus 3% of all other premiums you pay in any year. We pay comparable commissions on the amount of premiums you pay that we deem attributable to any face amount increase that you request. The agent may be required to return to us any commissions on premiums that we have refunded to a policy owner.

      We also sell the policies through licensed independent insurance brokers. They will also be registered representatives either of EQF or of another SEC registered broker-dealer. The commissions for independent brokers will be no more than those for agents. The commissions will be paid through the registered broker-dealer and will be subject to our above-noted return policy if premiums are refunded.

INSURANCE REGULATION THAT APPLIES TO EQUITABLE OF COLORADO

      We are regulated and supervised by the Division of Insurance of the State of Colorado. In addition, we are subject to the insurance laws and regulations in every state where we sell policies. We submit annual reports on our operations and finances to insurance officials in all of these states. The officials are responsible for reviewing our reports to see that we are financially sound. Such regulation, however, does not guarantee or provide absolute assurance of our soundness.

YEAR 2000 PROGRESS

      [Copy to come based on Form 10-K disclosure that Equitable will provide.]

DIRECTORS AND PRINCIPAL OFFICERS

      Set forth below is information about our directors and principal officers. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.

------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
DIRECTORS
------------------------------------------------------------------------------------------------------------------------
Michel Beaulieu                         Director, Equitable of Colorado.  Senior Vice President, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Harvey E. Blitz                         Director,  Equitable  of  Colorado.  Senior Vice  President,  Equitable  Life;
                                        prior  thereto,  Senior Vice  President  and Deputy Chief  Financial  Officer,
                                        Equitable Life.  Senior Vice President,  Equitable  Companies.  Vice President
                                        and Chief  Financial  Officer since March 1997, EQ ADVISORS  TRUST.  Chairman,
                                        Frontier Trust Company  ("Frontier").  Executive Vice President since November
                                        1996 and Director, EQ Financial Consultants,  Inc. ("EQF"). Director until May
                                        1997,  Equitable  Distributors,  Inc.  ("EDI")  and  Director  and  Officer of
                                        various Equitable of Colorado  affiliates.  Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
OFFICER-DIRECTORS
------------------------------------------------------------------------------------------------------------------------
Michael S. Martin                       Director and Executive Vice President,  Equitable of Colorado.  Executive Vice
                                        President and Chief Marketing Officer,  Equitable Life. Prior thereto,  Senior
                                        Vice


                                        President,  Equitable Life.  Chairman and Chief Executive  Officer,  EQF.
                                        Vice  President,  EQ ADVISORS  TRUST  (since  March 1997) and THE HUDSON RIVER
                                        TRUST (until March 1998).  Director,  Equitable  Underwriting and Sales Agency
                                        (Bahamas),  Ltd.  (since  May  1996) and  EquiSource.  Previously  held  other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Samuel B. Shlesinger                    Chairman of the Board,  President and Chief  Executive  Officer,  Equitable of
                                        Colorado.  Senior Vice President, Equitable Life.
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
OTHER  PRINCIPAL OFFICERS
------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                          Senior Vice  President and  Treasurer,  Equitable of Colorado,  Equitable Life
                                        and Equitable  Companies.  Treasurer,  EquiSource,  Frontier Trust Company and
                                        Equitable  Investment  Corporation.  President  and Chief  Executive  Officer,
                                        Equitable  Casualty  Insurance  Company   ("Casualty").   Vice  President  and
                                        Treasurer,   EQ  ADVISORS  TRUST  (since  March  1997).  Holds  various  other officerships and directorships with other Equitable of Colorado affiliates.
------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                       Senior Vice  President  and Chief  Financial  Officer,  Equitable of Colorado.
                                        Senior Vice President and Controller,  Equitable Life and Equitable Companies.
                                        Previously held other officerships with Equitable Life and its affiliates.
------------------------------------------------------------------------------------------------------------------------
Linda J. Galasso                        Vice  President  and  Secretary,  Equitable of Colorado.  Vice  President  and
                                        Secretary,  Equitable Life. Assistant Secretary,  Equitable Companies, EQF and
                                        other Equitable of Colorado affiliates.
------------------------------------------------------------------------------------------------------------------------
Mark A. Hug                             Senior Vice  President,  Equitable of Colorado.  Senior Vice  President  since
                                        April 1997, Equitable Life. Prior thereto, Vice President, Aetna.
------------------------------------------------------------------------------------------------------------------------
Charles Marino                          Vice President and Actuary,  Equitable of Colorado.  Vice President and Senior
                                        Actuary  (since Sept.  1998),  and Vice  President and Actuary  (Feb.  1996 to
                                        Sept.  1998),  Equitable  Life.  Prior  thereto,  Assistant Vice President and
                                        Actuary, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
John P. Natoli                          Vice President and Chief  Underwriting  Officer,  Equitable of Colorado.  Vice
                                        President and Chief Underwriter, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Mildred M. Oliver                       Vice President, Equitable of Colorado. Vice President, Equitable Life.
------------------------------------------------------------------------------------------------------------------------
Michael J. Remus                        Vice President and Chief Administrative  Officer,  Equitable of Colorado. Vice
3001 Westown Parkway                    President and Chief Administrative Officer, Equitable Life.
West Des Moines, IA  50266
------------------------------------------------------------------------------------------------------------------------
Allen Zabusky                           Vice  President  and  Controller,  Equitable of Colorado.  Vice  President and
135 West 50th Street                    Deputy  Controller,   Equitable  Life.  Vice  President  and  Controller,   EQ
New York, New York  10020               ADVISORS TRUST.
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENTS

      The financial statements of Equitable of Colorado included in this prospectus have been audited for the years ended December 31, 1998, 1997 and 1996 by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports. These financial statements have been so included in reliance on the reports of PricewaterhouseCoopers, given on the authority of such firm as experts in accounting and auditing. The financial statements of Equitable of Colorado have relevance for the policies only to the extent that they bear upon the ability of Equitable of Colorado to meet its obligations under the policies. There are no financial statements for Separate Account VLI as the policies are being offered for the first time in 1999.

                 [Financial Statements to be filed by amendment]

APPENDIX I: INVESTMENT PERFORMANCE RECORD

      The tables below show performance information for the variable investment options. The performance shown for each option equals the performance of the Portfolio corresponding to that option, reduced by the rate of the policies' mortality and expense risk charge (.80% annual rate). You can find more information about the performance of the Portfolios under the heading "__________" in the Trust prospectuses attached at the end of this prospectus. The performance figures on which the tables are based is after deduction of all fees and expenses paid by the Trusts or any of the Portfolios.

      The tables below, however, do not take into account the following additional changes that we will deduct under your policy: (1) the 6% sales charge and the tax charge that we deduct from each premium payment you make; (2) the monthly cost of insurance charge; (3) the monthly administrative charge (currently $25 for your policy's first 12 months and $6 per month thereafter);
(4) the surrender charge; or (5) any charge for optional rider benefits you may select. For more information about these charges, see "Charges and Expenses You Will Pay" beginning on page __ of this prospectus. If we reflected these charges, the performance shown below would be reduced. We have not done so, however, because the actual impact of these charges on a particular policy varies considerably based on such factors as the insurance risk characteristics of the insured person; the face amount and other options you select for your policy; the state of policy issuance; the amount and timing of your premium payments; and whether you make transfers or withdrawals, take policy loans, or surrender your policy. In order to better understand how the charges we have omitted from the below tables will affect your policy's value, you should refer to your Illustrations of Policy Benefits that your Equitable of Colorado associate will provide. You can request Equitable of Colorado or your Equitable of Colorado associate to provide you with such illustrations at any time, whether before or after you purchase a policy.

                                                         AVERAGE ANNUAL RATE OF RETURN FOR PERIODS ENDING
                                                                        DECEMBER 31, 1998
                                                                                                    SINCE PORTFOLIO
      VARIABLE INVESTMENT OPTION         1 YR.     3 YRS.     5 YRS.     10 YRS.    20 YRS.        INCEPTION (DATE*)

FIXED INCOME OPTIONS

Alliance Money Market                    x.x%      x.x%       x.x%       x.x%       --         x.x%
Alliance Intermediate Gov't
   Securities
Alliance Quality Bond
Alliance High Yield

EQUITY OPTIONS

T. Rowe Price Equity Income
EQ/Putnam Growth & Income
   Value
Alliance Growth & Income
Alliance Equity Index
Merrill Lynch Basic Value
   Equity
Alliance Common Stock
MFS Research
Alliance Global
Alliance International
T. Rowe Price International
   Stock
Morgan Stanley Emerging
   Markets Equity
Alliance Aggressive Stock
Warburg Pincus Small


   Company Value
Alliance Small Cap Growth
MFS Emerging Growth
   Companies

ASSET ALLOCATION OPTIONS

Alliance Conservative
   Investors
EQ/Putnam Balanced
Alliance Balanced
Alliance Growth Investors
Merrill Lynch World Strategy


---------------------------------------------------------------------------
* The inception date shown is the date that the relevant Portfolio (or its predecessor) received its initial funding.


      In some cases, the return information shown above includes a period of time prior to when Separate Account VLI first offered a corresponding variable investment option under any form of variable life insurance policy. Therefore, the below table provides additional performance information from the date that those investment options actually received initial funding.

                                                                        AVERAGE ANNUAL RATES OF RETURN FOR
                VARIABLE INVESTMENT OPTION                               PERIODS ENDING DECEMBER 31, 1998
                --------------------------                              ---------------------------------
                                                             Since Variable Investment Option Inception (Date)

Alliance Money Market                                                            x.x% (__/__/__)
Alliance Common Stock

      Unlike the rate of return tables above, the following yield information does not include capital gains and losses that the Portfolios corresponding to the indicated variable investment options may have experienced.

                                                                            ANNUALIZED YIELD FOR PERIODS
                  VARIABLE INVESTMENT OPTION                                  ENDING DECEMBER 31, 1998
                  --------------------------                                ----------------------------

                                                                          7 DAYS                     30 DAYS
                                                                          ------                     -------

Alliance Money Market                                                      __%                         --
Alliance Intermediate Government Securities
Alliance Quality Bond
Alliance High Yield

      The information in the tables above is not a guarantee, a prediction, or necessarily an indication of future performance.

APPENDIX II:  OUR DATA ON MARKET PERFORMANCE

      In reports or other communications to policy owners or in advertising material, we may describe general economic and market conditions affecting our variable investment options, and the Portfolios and may compare the performance or ranking of those options and the Portfolios with:

     o those of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds;

     o other appropriate indices of investment securities and averages for peer universes of mutual funds; or

     o    data developed by us derived from such indices or averages.

      We also may furnish to present or prospective policyowners advertisements or other communications that include evaluations of a variable investment option or Portfolio by nationally recognized financial publications. Examples of such publications are:

          Barron's                                 Money Management Letter
          Morningstar's Variable Annuities/Life    Investment Dealers Digest
          Business Week                            National Underwriter
          Forbes                                   Pension & Investments
          Fortune                                  USA Today
          Institutional Investor                   Investor's Daily
          Money                                    The New York Times
          Kiplinger's Personal Finance             The Wall Street Journal
          Financial Planning                       The Los Angeles Times
          Investment Adviser                       The Chicago Tribune
          Investment Management Weekly

      Lipper Analytical Services, Inc. (Lipper) compiles performance data for peer universes of Portfolios with similar investment objectives in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey). Morningstar, Inc. compiles similar data in the Morningstar Variable Annuity/Life Report (Morningstar Report).

      The Lipper Survey records performance data as reported to it by over 800 mutual funds underlying variable annuity and life insurance products. It divides these actively managed portfolios into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which reflect different types of fees in performance data:

     o The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts; and

     o The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects only charges that relate to the underlying mutual fund.

      The Morningstar Report consists of nearly 700 variable life and annuity portfolios, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

      The following chart presents historical return trends for various types of securities. The information presented does not directly relate to the performance of our variable investment options or the Trusts. Nevertheless, it may help you gain a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your IL Protector premiums.

      Historically, the investment performance of common stocks over the long term has generally been superior to that of long- or short-term debt securities. However, common stocks have also experienced dramatic changes in value over short periods of time. One of our variable investment options that invests primarily in common stocks may, therefore, be a desirable selection for owners who are willing to accept such risks. If, on the other hand, you wish to limit your short-term risk, you may find it preferable to allocate a smaller percentage of net premiums to those options that invest primarily in common stock. All investments in securities, whether equity or debt, involve varying degrees of risk. They also offer varying degrees of potential reward.

      The chart on page ___ illustrates the average annual compound rates of return over selected time periods between December 31, 1926 and December 31, 1998 for the types of securities indicated in the chart. These rates of return assume the reinvestment of dividends, capital gains and interest. The Consumer Price Index is also shown as a measure of inflation for comparison purposes. The investment return information presented is an historical record of unmanaged categories of securities. In addition, the rates of return shown do not reflect either (1) investment management fees and expenses, or (2) costs and charges associated with ownership of a variable life insurance policy.

      The rates of return illustrated do not represent returns of our variable investment options or the Portfolios and do not constitute a representation that the performance of those options or the Portfolios will correspond to rates of return such as those illustrated in the chart.

-----------------------------------------------------------------------------------------------------------------------------------
Average Annual Rates of Return


                                                       Long-Term        Long-Term                            U.S.
For the following periods ending         Common        Government       Corporate     Intermediate-Term    Treasury      Consumer
December 31, 1998                        Stocks          Bonds            Bonds          Gov't Bonds         Bills      Price Index

-----------------------------------------------------------------------------------------------------------------------------------

1 Year
3 Years
5 years
10 years
20 years
30 years
40 years
50 years
60 years
Since 1926
Inflation Adjusted
   Since 1926


_________________________________________________________________

Source: Ibbotson, Roger G. and Rex A. Sinquefield, STOCKS, BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1998 YEARBOOK, (TM) Ibbotson Associates, Inc., Chicago. All rights reserved.

Common Stocks (S&P 500) - Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

Long-Term Government Bonds - Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty-year maturity and a reasonably current coupon.

Long-Term Corporate Bonds - For the period 1969-1997, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946-1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969-1997; for the period 1926-1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

Intermediate-Term Government Bonds - Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. Treasury Bills - Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Consumer Price Index - Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

APPENDIX III: AN INDEX OF KEY WORDS AND PHRASES

This index should help you locate more information on the terms used in this prospectus.




                                           PAGE TO SEE IN                                              PAGE TO SEE IN
                                           THIS PROSPECTUS                                            THIS PROSPECTUS
                                           ---------------                                            ---------------

account value                                        monthly processing day
Administrative Office                                net cash surrender value
age                                                  no-lapse guarantee
Allocation Date                                      no-lapse guarantee premium
alternative death benefit                            option A, B
amount at risk                                       our
anniversary                                          owner
assign; assignment                                   partial withdrawal
automatic transfer service                           payment option
basis                                                planned periodic premium
beneficiary                                          policy
business day                                         Portfolio
Code                                                 premium payments
Collateral                                           prospectus
cost of insurance rates                              receive
Day                                                  restore, restoration
EQ Advisers Trust                                    rider
Equitable of Colorado                                SEC
Access Account                                       Separate Account VLI
face amount                                          state
grace period                                         subaccount
Guaranteed interest option                           surrender
Hudson River Trust                                   surrender charge
IL Protector                                         target premium
insured person                                       telephone transfers
Investment option                                    transfers
issue date                                           Trust(s)
Lapse                                                units
loan, loan interest                                  unit values
matures, maturity, maturity date                     us
Modified endowment contract                          variable investment option
month, year                                          we
monthly deduction                                    withdrawal
monthly insurance charge                             you, your


107190v1

                                     Part II

                   REPRESENTATION REGARDING REASONABLENESS OF
                        AGGREGATE POLICY FEES AND CHARGES




       The Equitable of Colorado, Inc. ("EOC") represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by EOC under the Policies. EOC bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for EOC to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, data pages or riders to any policies or prospectus, or otherwise.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                  UNDERTAKING PURSUANT TO RULE 484(b)(1) UNDER
                           THE SECURITIES ACT OF 1933

     EOC's By-Laws provide, in Article VII, as follows:

     7.1 Indemnification of Directors, Officers, Employees and Incorporators. To the extent permitted by the law of the State of Colorado, and subject to all applicable requirements thereof:

     (a) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate, is or was a director, officer, employee or incorporator of the Company shall be indemnified by the Company;

     (b) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

     (c) the related expenses of any such person in any of said categories may be advanced by the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     Part II

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Reconciliation and Tie.

The Prospectus dated  April 1, 1999 consisting of 48 pages.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933

The signatures.

Written Consents of the following persons:

Mary P. Breen, Vice President and Associate General Counsel of Equitable Life Assurance Society of the United States ("Equitable")(see exhibit 2(a))

Independent Public Accountants

The following exhibits: Exhibits required by Article IX, paragraph A of Form N-8B-2:

            1-A(1)(a)(i)            Certified Resolutions re Authority to Market
                                    Variable Life Insurance and Establish
                                    Separate Accounts, dated December 16, 1996.

            1-A(2)                  Inapplicable.

            1-A(3)(a)               See Exhibit 1-A(8).

            1-A(3)(b)               See Exhibit 1-A(8)(i).

            1-A(4)                  Inapplicable.

            1-A(5)(a)               Flexible Premium Variable Life Insurance
                                    Policy (C099-500) (IL Protector).

+           1-A(5)(b)               Option to Purchase Additional Insurance
                                    Rider (R94-204).

+           1-A(5)(c)               Disability Rider - Waiver of Monthly
                                    Deductions (R94-216).

+           1-A(5)(d)               Term Insurance Rider on Additional Insured
                                    (R90-217).

+           1-A(5)(e)               Children's Term Insurance Rider (R94-218).

+           1-A(5)(f)               Accidental Death Benefit Rider (R94-219).

            1-A(5)(g)               Accelerated Death Benefit Rider (R94-102).

+           1-A(5)(h)               Cost of Living  Rider (R96-101).

+           1-A(5)(i)               Substitution of Insured Rider (R94-212).

            1-A(6)(a)               Declaration and Charter of The Equitable of
                                    Colorado, Inc. ("EOC"), as amended.

            1-A(6)(b)               By-Laws of EOC, as amended.

            1-A(7)                  Inapplicable.


- -------------------------------
+ State variations not included


            1-A(8) Form of Distribution and Servicing Agreement among EOC and EQ Financial Consultants, Inc.
                                    ("EQFC") authorizing EQFC to distribute all EOC products in the agency channel.

            1-A(8)(i)               Schedule of Commissions.

            1-A(8)(ii)              Form of Distribution Agreement between EOC
                                    and Equitable Distributors, Inc. ("EDI"),
                                    authorizing EDI to distribute all EOC
                                    products in the retail channel.

            1-A(8)(iii)             Form of Sales Agreement between EQFC and
                                    EOC committing EQFC to provide shares of The
                                    Hudson River Trust ("HRT") for all EOC
                                    separate account products sold in the agency
                                    channel.

            1-A(8)(iv)              Form of Sales Agreement between EOC and EDI
                                    committing EDI to provide HRT shares for all
                                    EOC separate account products sold in the
                                    retail channel.

            1-A(8)(v)               Participation Agreement by and among EQ
                                    Advisors Trust ("EQAT"), EDI, EOC and EQFC,
                                    committing EQAT and its distributors, EQFC
                                    and EDI, to provide EQAT and EQFC shares for
                                    all EOC separate account products sold in
                                    the agency channel and the retail channel.

            1-A(9)                  Agreement for Cooperative and Joint Use of
                                    Personnel, Property and Services between
                                    Equitable Life Assurance Society of the
                                    United States and EOC, dated April 16, 1984.

            1-A(10)                 Form of Application.

            2(a)                    Opinion and Consent of Mary P. Breen, Vice
                                    President and Associate General Counsel of
                                    Equitable Life Assurance Society of the
                                    United States (policy form C099-500) (to be filed by amendment).

            3                       Inapplicable.

            4                       Inapplicable.

            6 Consent of Independent Public Accountant (to be filed by amendment).

            7(a)                    Powers-of-Attorney.

            8                       Description of EOC's Issuance, Transfer and
                                    Redemption Procedures for Flexible Premium
                                    Policies pursuant to Rule
                                    6e-3(T)(b)(12)(iii) under the Investment
                                    Company Act of 1940.


                                    SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 12th day of February, 1999.


[SEAL]                          SEPARATE ACCOUNT VLI OF THE EQUITABLE OF
                                COLORADO, INC.
                                (Registrant)

                                By:  THE EQUITABLE OF COLORADO, INC.,
                                     (Depositor)

                                            By: /s/ Mildred M. Oliver
                                                ----------------------
                                                   (Mildred M. Oliver)
                                                    Vice President





Attest: /s/ Linda Galasso
       -----------------
           (Linda Galasso)
            Secretary
            February 12, 1999

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 12th day of February, 1999.



                                                 THE EQUITABLE OF COLORADO, INC.
                                                           (Depositor)


                                                 By: /s/Mildred M. Oliver
                                                     ---------------------
                                                       (Mildred M. Oliver)
                                                        Vice President


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*  Samuel B. Shlesinger           Chairman of the Board, President and Chief
                                  Executive Officer.

PRINCIPAL FINANCIAL OFFICER:

/s/Alvin H. Fenichel
--------------------
*  Alvin H. Fenichel              Senior Vice President and Chief Financial
February 12, 1999                 Officer

PRINCIPAL ACCOUNTING OFFICER:

*  Allen Zabusky                  Vice President and Controller

*DIRECTORS:

Michel Beaulieu                   Michael S. Martin
Harvey E. Blitz                   Samuel B. Shlesinger


*By:  /s/ Mildred M. Oliver
     -----------------------
         (Mildred M. Oliver)
          Attorney-in-Fact
          February 12, 1999

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NO.                                                                          TAG VALUE
----------                                                                           ---------

1-A(1)(a)(i)        Certified Resolutions re Authority to Market Variable            EX-99.1A1ai
                    Life Insurance and Establish Separate Accounts.

1-A(5)(a)           Flexible Premium Variable Life Insurance Policy (CO99-500)       EX-99.1A5a
                    (IL Protector)

1-A(5)(b)           Option to Purchase Additional Insurance Rider (R94-204).         EX-99.1A5b

1-A(5)(c)           Disability Rider - Waiver of Monthly Deductions (R94-216).       EX-99.1A5c

1-A(5)(d)           Term Insurance Rider on Additional Insured (R90-217).            EX-99.1A5d

1-A(5)(e)           Children's Term Insurance Rider (R94-218).                       EX-99.1A5e

1-A(5)(f)           Accidental Death Benefit Rider (R94-219).                        EX-99.1A5f

1-A(5)(g)           Accelerated Death Benefit Rider (R94-102).                       EX-99.1A5g

1-A(5)(h)           Cost of Living  Rider (R96-101).                                 EX-99.1A5h

1-A(5)(i)           Substitution of Insured Rider (R94-212).                         EX-99.1a5i

1-A(6)(a)           Declaration and Charter of The Equitable of Colorado, Inc.,      EX-99.1A6a
                    ("EOC"), as amended.

1-A(6)(b)           By-Laws of EOC, as amended.                                      EX-99.1A6b

1-A(8)              Form of Distribution and Servicing Agreement among               EX-99.1A8
                    EOC and EQ Financial Consultants ("EQFC").

1-A(8)(i)           Schedule of Commissions.                                         EX-99.1A8i

1-A(8)(ii)          Form of Distribution Agreement between EOC and Equitable         EX-99.1A8ii
                    Distributors, Inc. ("EDI").

1-A(8)(iii)         Form of Sales Agreement between EQFC and EOC to provide          EX-99.1A8iii
                    shares of Hudson River Trust ("HRT").

1-A(8)(iv)          Form of Sales Agreement between EOC and EDI for sale of          EX-99.1A8iv
                    HRT shares.

1-A(8)(v)           Participation Agreement between EQAT, EOC, EDI and EQFC.         EX-99.1A8v

1-A(9)              Agreement for Cooperative and Joint Use between Equitable        EX-99.1A9
                    Life Assurance Society of the United States and EOC.

1-A(10)             Form of Application.                                             EX-99.1A10

7(a)                Powers-of-Attorney.                                              EX-99.7a

8                   Description of EOC's Issuance, Transfer and Redemption           EX-99.8
                    Procedures for Flexible Premium Policies pursuant to Rule
                    6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.

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